Exhibit 99.2

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2016 and 2015 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of September 30, 2016 and 2015, and the related consolidated statements of comprehensive income for the three months ended September 30, 2016 and 2015, and for the nine months ended September 30, 2016 and 2015, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2016 and 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

We conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” endorsed by the Financial Supervisory Commission of the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

November 11, 2016

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2016 (Reviewed)		December 31, 2015 (Audited)		September 30, 2015 (Adjusted and Reviewed) (Note 15)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$10,844,060	3	$30,271,423	7	$20,608,465	5
Financial assets at fair value through profit or loss (Note 7)	227	—	163	—	25,753	—
Hedging derivative assets (Note 21)	30	—	498	—	15,144	—
Held-to-maturity financial assets (Note 9)	3,090,517	1	1,880,739	—	1,527,889	—
Trade notes and accounts receivable, net (Note 10)	35,714,493	8	26,926,050	6	27,822,125	6
Accounts receivable from related parties (Note 39)	20,152	—	42,056	—	64,008	—
Inventories (Notes 11 and 40)	7,869,366	2	8,780,190	2	6,556,374	2
Prepayments (Notes 12 and 39)	6,040,057	1	2,669,021	1	5,407,166	1
Other current monetary assets (Note 13)	4,148,857	1	3,300,783	1	3,956,423	1
Other current assets (Notes 20 and 40)	2,464,468	—	2,335,921	—	2,879,802	1

Total current assets	70,192,227	16	76,206,844	17	68,863,149	16

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	2,544,826	1	3,242,827	1	3,049,696	1
Held-to-maturity financial assets (Note 9)	—	—	2,139,801	—	3,095,298	1
Financial assets carried at cost (Note 14)	2,237,133	—	2,267,869	1	2,294,126	—
Investments accounted for using equity method (Note 16)	2,521,308	1	3,145,004	1	3,131,241	1
Property, plant and equipment (Notes 17, 39 and 40)	285,349,723	66	296,399,146	65	292,937,196	68
Investment properties (Note 18)	7,888,351	2	7,902,405	2	7,800,131	2
Intangible assets (Note 19)	48,043,813	11	50,446,778	11	41,064,456	9
Deferred income tax assets (Note 3)	1,024,249	—	2,061,577	—	1,966,203	—
Net defined benefit assets (Notes 3 and 28)	2,871,057	1	10,677	—	9,116	—
Prepayments (Notes 12 and 39)	3,273,475	1	3,611,818	1	3,472,804	1
Other noncurrent assets (Notes 20 and 40)	4,956,648	1	5,586,346	1	6,225,000	1

Total noncurrent assets	360,710,583	84	376,814,248	83	365,045,267	84

TOTAL	$430,902,810	100	$453,021,092	100	$433,908,416	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 22 and 40)	$138,000	—	$110,000	—	$112,856	—
Financial liabilities at fair value through profit or loss (Note 7)	9,568	—	—	—	—	—
Trade notes and accounts payable (Note 24)	18,486,267	5	16,300,993	4	14,052,074	3
Payables to related parties (Note 39)	527,719	—	611,100	—	351,708	—
Current tax liabilities (Note 3)	681,891	—	4,751,181	1	2,816,573	1
Other payables (Note 25)	21,134,389	5	25,486,966	6	20,949,676	5
Provisions (Note 26)	96,476	—	189,746	—	149,673	—
Advance receipts (Note 27)	9,429,743	2	9,567,140	2	9,768,370	2
Current portion of long-term loans (Notes 23 and 40)	—	—	7,692	—	61,268	—
Other current liabilities	1,327,981	—	1,501,269	—	1,489,466	—

Total current liabilities	51,832,034	12	58,526,087	13	49,751,664	11

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 40)	1,600,000	—	1,742,308	—	1,830,795	—
Deferred income tax liabilities (Note 3)	666,498	—	147,975	—	152,923	—
Provisions (Note 26)	60,223	—	58,158	—	51,028	—
Customers’ deposits (Note 39)	4,522,574	1	4,725,826	1	4,634,266	1
Net defined benefit liabilities (Notes 3 and 28)	1,389,198	—	7,098,510	2	6,769,952	2
Deferred revenue	3,550,068	1	3,615,602	1	3,589,650	1
Other noncurrent liabilities	2,997,950	1	3,097,623	1	2,736,990	1

Total noncurrent liabilities	14,786,511	3	20,486,002	5	19,765,604	5

Total liabilities	66,618,545	15	79,012,089	18	69,517,268	16

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 15 and 29)
Common stocks	77,574,465	18	77,574,465	17	77,574,465	18

Additional paid-in capital	168,543,064	39	168,095,615	37	168,095,570	39

Retained earnings
Legal reserve	77,574,465	18	77,574,465	17	77,574,465	18
Special reserve	2,675,419	1	2,675,419	1	2,675,419	—
Unappropriated earnings	32,306,208	8	42,551,245	9	33,313,435	8

Total retained earnings	112,556,092	27	122,801,129	27	113,563,319	26

Other equity interest	(612,823)	—	268,719	—	179,652	—

Total equity attributable to stockholders of the parent	358,060,798	84	368,739,928	81	359,413,006	83

NONCONTROLLING INTERESTS (Notes 15 and 29)	6,223,467	1	5,269,075	1	4,978,142	1

Total equity	364,284,265	85	374,009,003	82	364,391,148	84

TOTAL	$430,902,810	100	$453,021,092	100	$433,908,416	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2016		2015		2016		2015
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 30, 39 and 44)	$58,517,979	100	$56,177,648	100	$171,657,564	100	$169,571,048	100

OPERATING COSTS (Notes 11, 28, 31 and 39)	38,515,425	66	33,894,856	60	108,874,303	63	106,301,641	63

GROSS PROFIT	20,002,554	34	22,282,792	40	62,783,261	37	63,269,407	37

OPERATING EXPENSES (Notes 28, 31 and 39)
Marketing	6,451,774	11	6,183,832	11	18,456,294	11	18,192,801	11
General and administrative	1,107,253	2	1,104,842	2	3,361,527	2	3,354,619	2
Research and development	942,453	2	913,979	2	2,788,163	2	2,615,757	1

Total operating expenses	8,501,480	15	8,202,653	15	24,605,984	15	24,163,177	14

OTHER INCOME AND EXPENSES (Note 31)	(10,073)	—	(42,604)	—	(27,115)	—	(86,386)	—

INCOME FROM OPERATIONS	11,491,001	19	14,037,535	25	38,150,162	22	39,019,844	23

NON-OPERATING INCOME AND EXPENSES
Interest income	46,303	—	82,263	—	150,347	—	244,365	—
Other income (Notes 31 and 39)	290,768	—	51,281	—	1,061,419	1	574,672	—
Other gains and losses (Notes 31 and 39)	12,586	—	(132,285)	—	19,588	—	(200,539)	—
Interest expenses	(5,106)	—	(8,160)	—	(14,742)	—	(23,662)	—
Share of the profit of associates and joint ventures accounted for using equity method (Note 16)	44,332	—	199,643	—	287,257	—	688,533	1

Total non-operating income and expenses	388,883	—	192,742	—	1,503,869	1	1,283,369	1

INCOME BEFORE INCOME TAX	11,879,884	19	14,230,277	25	39,654,031	23	40,303,213	24
INCOME TAX EXPENSE (Notes 3 and 32)	1,961,556	3	2,262,588	4	6,475,296	4	6,405,119	4

NET INCOME	9,918,328	16	11,967,689	21	33,178,735	19	33,898,094	20

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates and joint ventures (Note 16)	—	—	—	—	—	—	(265)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(131,398)	—	213,290	1	(220,596)	—	128,262	—
Unrealized loss on available-for-sale financial assets (Note 31)	(91,031)	—	(505,140)	(1)	(698,001)	—	(838,606)	—
Cash flow hedges (Notes 21 and 31)	3,459	—	15,144	—	(468)	—	15,427	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2016		2015		2016		2015
	Amount	%	Amount	%	Amount	%	Amount	%
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures (Note 16)	$(2,394)	—	$6,080	—	$(3,768)	—	$6,529	—
Income tax benefit (expense) relating to items that may be reclassified subsequently (Note 32)	251	—	724	—	(101)	—	(3,088)	—

	(221,113)	—	(269,902)	—	(922,934)	—	(691,476)	—

Total other comprehensive loss, net of income tax	(221,113)	—	(269,902)	—	(922,934)	—	(691,741)	—

TOTAL COMPREHENSIVE INCOME	$9,697,215	16	$11,697,787	21	$32,255,801	19	$33,206,353	20

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,576,794	16	$11,801,308	21	$32,306,109	19	$33,353,542	20
Noncontrolling interests	341,534	—	166,381	—	872,626	—	544,552	—

	$9,918,328	16	$11,967,689	21	$33,178,735	19	$33,898,094	20

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,373,459	16	$11,502,868	21	$31,424,567	19	$32,646,782	19
Noncontrolling interests	323,756	—	194,919	—	831,234	—	559,571	1

	$9,697,215	16	$11,697,787	21	$32,255,801	19	$33,206,353	20

EARNINGS PER SHARE (Note 33)
Basic	$1.23		$1.52		$4.16		$4.30

Diluted	$1.23		$1.52		$4.16		$4.29

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 15, 21 and 29)
						Other Adjustments
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets
			Retained Earnings							Noncontrolling
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings			Cash Flow Hedges	Total	Interests (Notes 15 and 29)	Total Equity
BALANCE, JANUARY 1, 2015	$77,574,465	$168,047,935	$76,893,722	$2,819,899	$38,231,982	$146,442	$739,988	$(283)	$364,454,150	$5,085,185	$369,539,335
Appropriation of 2014 earnings
Legal reserve	—	—	680,743	—	(680,743)	—	—	—	—	—	—
Special reserve	—	—	—	(144,005)	144,005	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,673,263)	—	—	—	(37,673,263)	—	(37,673,263)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(350,003)	(350,003)
Reversal of special reserve recognized from land disposal	—	—	—	(475)	475	—	—	—	—	—	—
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	34,644	—	—	—	—	—	—	34,644	(2,123)	32,521
Partial disposal of interests in subsidiaries	—	26,644	—	—	—	—	—	—	26,644	18,484	45,128
Other changes in additional paid-in capital in subsidiaries	—	368	—	—	—	—	—	—	368	542	910
Net income for the nine months ended September 30, 2015	—	—	—	—	33,353,542	—	—	—	33,353,542	544,552	33,898,094
Other comprehensive income (loss) for the nine months ended September 30, 2015	—	—	—	—	(265)	121,431	(843,353)	15,427	(706,760)	15,019	(691,741)

Total comprehensive income for the nine months ended September 30, 2015	—	—	—	—	33,353,277	121,431	(843,353)	15,427	32,646,782	559,571	33,206,353

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	43,443	43,443
Subsidiary purchases its treasury stock	—	(14,021)	—	—	(62,298)	—	—	—	(76,319)	(416,451)	(492,770)
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	39,494	39,494

BALANCE, SEPTEMBER 30, 2015	$77,574,465	$168,095,570	$77,574,465	$2,675,419	$33,313,435	$267,873	$(103,365)	$15,144	$359,413,006	$4,978,142	$364,391,148

BALANCE, JANUARY 1, 2016	$77,574,465	$168,095,615	$77,574,465	$2,675,419	$42,551,245	$177,257	$90,964	$498	$368,739,928	$5,269,075	$374,009,003

Appropriation of 2015 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(42,551,146)	—	—	—	(42,551,146)	—	(42,551,146)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(709,971)	(709,971)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(503)	—	—	—	—	—	—	(503)	680	177
Partial disposal of interests in subsidiaries	—	58,206	—	—	—	—	—	—	58,206	25,422	83,628
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	389,740	—	—	—	—	—	—	389,740	785,769	1,175,509
Net income for the nine months ended September 30, 2016	—	—	—	—	32,306,109	—	—	—	32,306,109	872,626	33,178,735
Other comprehensive loss for the nine months ended September 30, 2016	—	—	—	—	—	(182,918)	(698,156)	(468)	(881,542)	(41,392)	(922,934)

Total comprehensive income for the nine months ended September 30, 2016	—	—	—	—	32,306,109	(182,918)	(698,156)	(468)	31,424,567	831,234	32,255,801

Share-based payment transactions of subsidiaries	—	6	—	—	—	—	—	—	6	16,961	16,967
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	4,297	4,297

BALANCE, SEPTEMBER 30, 2016	$77,574,465	$168,543,064	$77,574,465	$2,675,419	$32,306,208	$(5,661)	$(607,192)	$30	$358,060,798	$6,223,467	$364,284,265

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	For the Nine Months Ended September 30
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$39,654,031	$40,303,213
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	21,826,739	22,908,486
Amortization	2,518,005	2,307,507
Provision for doubtful accounts	523,862	355,601
Interest expenses	14,742	23,662
Interest income	(150,347)	(244,365)
Dividend income	(371,312)	(218,232)
Compensation cost of share-based payment transactions	16,967	43,443
Share of the profit of associates and joint ventures accounted for using equity method	(287,257)	(688,533)
Loss (gain) on disposal of investments accounted for using equity method	409	(8,058)
Impairment loss on available-for-sale financial assets	—	25,910
Impairment loss on financial assets carried at cost	—	81,269
Impairment loss on investments accounted for using equity method	—	8,189
Provision for inventory and obsolescence	167,990	136,982
Loss (gain) on disposal of financial instruments	(43)	419
Loss on disposal of property, plant and equipment	27,115	86,366
Loss on disposal of intangible assets	—	20
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	9,355	(25,753)
Loss (gain) on foreign exchange, net	(33,650)	85,976
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	149	1,142
Trade notes and accounts receivable	(9,020,780)	(1,926,573)
Accounts receivable from related parties	21,904	17,000
Inventories	742,834	433,097
Prepayments	(3,032,693)	(2,887,536)
Other current monetary assets	(623,388)	(787,329)
Other current assets	(128,547)	345,741
Increase (decrease) in:
Trade notes and accounts payable	2,192,611	(4,590,834)
Payables to related parties	(83,381)	(56,257)
Other payables	(2,850,729)	(1,410,614)
Provisions	(91,205)	(71,333)
Advance receipts	(126,047)	(144,494)
Other current liabilities	4,752	(124,686)
Deferred revenue	(65,534)	191,563
Net defined benefit plans	(8,569,692)	300,062

Cash generated from operations	42,286,860	54,471,051

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	For the Nine Months Ended September 30
	2016	2015
Interest paid	$(14,760)	$(23,848)
Income tax paid	(8,988,836)	(7,113,819)

Net cash provided by operating activities	33,283,264	47,333,384

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(30,000)	—
Proceeds from disposal of available-for-sale financial assets	29,784	—
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(2,698,426)	(11,477,394)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three months	2,463,170	11,644,733
Acquisition of held-to-maturity financial assets	—	(1,002,167)
Proceeds from disposal of held-to-maturity financial assets	925,000	3,850,000
Acquisition of financial assets carried at cost	(9,838)	(29,077)
Proceeds from disposal of financial assets carried at cost	6,587	1,285
Proceeds from capital reduction of financial assets carried at cost	32,667	18,921
Acquisition of investments accounted for using equity method	—	(5,607)
Proceeds from disposal of investments accounted for using equity method	182,108	16,156
Net cash outflow on acquisition of subsidiaries	—	(113,983)
Acquisition of property, plant and equipment	(12,311,976)	(15,473,946)
Proceeds from disposal of property, plant and equipment	6,101	1,396
Acquisition of intangible assets	(113,778)	(226,081)
Decrease (increase) in other noncurrent assets	309,376	(589,296)
Interest received	158,903	264,877
Cash dividends received	1,045,976	758,982

Net cash used in investing activities	(10,004,346)	(12,361,201)

CASH FLOWS USED BY FINANCING ACTIVITIES
Proceeds from short-term loans	585,000	2,750,000
Repayment of short-term loans	(557,000)	(3,255,255)
Repayment of long-term loans	(150,000)	(103,666)
Decrease in customers’ deposits	(381,292)	(128,086)
Increase (decrease) in other noncurrent liabilities	(111,023)	1,220,592
Cash dividends	(42,551,146)	(37,673,263)
Partial disposal of interest in subsidiaries without losing control	83,628	45,128
Cash dividends distributed to noncontrolling interests	(709,971)	(350,003)
Change in other noncontrolling interests	1,179,806	(487,511)

Net cash used in financing activities	(42,611,998)	(37,982,064)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(94,283)	58,743

NET DECREASE IN CASH AND CASH EQUIVALENTS	(19,427,363)	(2,951,138)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,271,423	23,559,603

CASH AND CASH EQUIVALENTS, END OF PERIOD	$10,844,060	$20,608,465

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on November 11, 2016.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2015. Please refer to the consolidated financial statements for the year ended December 31, 2015 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Auditing Standard 34 “Interim Financial Reporting” as endorsed by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2016	December 31, 2015	September 30, 2015	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	29	29	29	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunication equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	69	69	69
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunication engineering, sales agent of mobile phone plan application and other business services	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Agency, production and sale of electronic components and finished products	75	—	—	b.
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100	100

Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	89	89	70	c.
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	—	d.

Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100	c.
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100	c.

CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunication and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunication and internet service	49	49	49	e.

Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	100

Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd. (“CEI”)	E-book publishing and copyright negotiation of digital music	—	100	100	f.

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	41	46	46	g.
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	—	100	100	h.

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2016	December 31, 2015	September 30, 2015	Note
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	100	100	100	i.

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100

Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	—	100	100	j.

Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	100	100	100

Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100

Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	75	75	75	k.
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Providing intelligent buildings and smart home services	—	51	51	l.

Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100

(Concluded)

a.	Chunghwa owns approximately 29% equity shares of SENAO and had originally four out of seven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. In order to comply with the local regulations, SENAO increased two seats of independent directors in June 2016; therefore, total seats of its Board of Directors increased to nine and Chunghwa continues to hold four out of nine seats of the Board of Directors. As Chunghwa continue to have control over SENAO’s relevant activities, the accounts of SENAO are included in the consolidated financial statements. The Company’s equity ownership of SENAO increased to 29.31% due to SENAO’s purchase of its treasury stock in June and July 2015.

b.	Chunghwa invested 75% equity shares of Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”) in July 2016. CLPT mainly engages in agency, production and sale of electronic components and finished products.

c.	SENAO acquired 70% equity shares of Youth in September 2015. SENAO participated in Youth’s cash capital increase in December 2015; therefore, the ownership interests of Youth increased to 89.48%. Youyi and ISPOT are 100% owned subsidiaries of Youth.

d.	SENAO established a 100% owned subsidiary of Aval in October 2015. Aval mainly engages in sale of information and communication technologies products.

e.	CHIEF invested 49% equity shares of SCT in August 2015. Based on the written agreement between the stockholders, CHIEF has two out of three seats of the Board of Directors of SCT. Therefore, CHIEF has control over SCT and the accounts of SCT are included in the consolidated financial statements.

f.	CEI’s liquidation was completed in August 2016 and SHE received the proceeds from the liquidation.

g.	CHI disposed of some shares of CHPT in January 2015 and March 2016. Furthermore, CHI did not participate in the capital increase of CHPT in March 2016. Therefore, its ownership interest in CHPT decreased to 40.79%. However, considering the Company’s absolute size, the relative size and the dispersion of shares owned by the other stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

h.	CIHC’s dissolution was approved in August 2016 and the liquidation was completed in September 2016. CHI received the proceeds from the liquidation.

i.	GNSS (Shanghai) was approved to end its business and dissolve. The liquidation of GNSS (Shanghai) is still in progress.

j.	COI completed its liquidation in July 2016 and CIHC received the proceeds from the liquidation.

k.	JZIT was approved to end and dissolve its business in May 2016. The liquidation of JZIT is still in process.

l.	HXIT’s dissolution was approved by local regulator in March 2016. HXIT completed its liquidation and annulled its company registration in May 2016. CHC received the proceeds from the liquidation.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of September 30, 2016:

Other Significant Accounting Policies

a.	Retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2015.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretation Committee Interpretations (IFRIC), and Standing Interpretation Committee Interpretations (SIC) endorsed by the FSC will be adopted starting 2017 (collectively, “2017 Taiwan-IFRSs version”).

The FSC issued Rule No. 1050026834 to endorse the following 2017 Taiwan-IFRSs version.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)

Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 3)

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016

Amendments to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016

IFRS 14	Regulatory Deferral Accounts	January 1, 2016

Amendments to IAS 1	Disclosure Initiative	January 1, 2016

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016

Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014

Amendments to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014

Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

IFRIC 21	Levies	January 1, 2014

(Concluded)

Note 1:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.
Note 2:	The amendment to IFRS 2 applies to share-based payment transactions with grant date on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations with acquisition date on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.
Note 3:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

The Company does not anticipate the adoption of the 2017 Taiwan-IFRSs version will have material impacts on the Company’s consolidated financial statements.

b.	IFRSs issued by the International Accounting Standards Board (IASB) but not yet endorsed by the FSC.

The Company has not applied the following IFRSs issued by the IASB but not yet endorsed by the FSC. In addition, the FSC announced that the public companies in Taiwan should apply IFRS 15 starting January 1, 2018. As of the date the consolidated financial statements were authorized for issue, the FSC has not announced the effective dates of other new, amended and revised standards and interpretations.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018

Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018

IFRS 9	Financial Instruments	January 1, 2018

Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB

IFRS 15	Revenue from Contracts with Customers	January 1, 2018

Amendments to IFRS 15	Clarifications to IFRS 15	January 1, 2018

IFRS 16	Leases	January 1, 2019

Amendments to IAS 7	Disclosure Initiative	January 1, 2017

Amendments to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2017

Note 1:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.

Except for the following items, the application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s consolidated financial statements:

1)	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

a)	Identify the contract with the customer;

b)	Identify the performance obligations in the contract;

c)	Determine the transaction price;

d)	Allocate the transaction price to the performance obligations in the contracts; and

e)	Recognize revenue when the entity satisfies a performance obligation.

Upon the application of IFRS 15, the Company will allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Incremental costs of obtaining a contract will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. This will lead to the later recognition of charges for certain customer-obtaining costs.

The amendments to IFRS 15 clarify how to (a) identify performance obligation; (b) determine whether a company is a principal or an agent; and (c) determine whether the revenue from granting a license should be recognized at a point in time or over time.

When IFRS 15 is effective, the Company may elect to apply this Standard and the related amendments either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

2)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability and discloses such amounts in the footnotes; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Company as lessor.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2016	December 31, 2015	September 30, 2015
Cash
Cash on hand	$348,032	$333,544	$316,362
Bank deposits	8,610,570	7,615,595	9,172,892

	8,958,602	7,949,139	9,489,254

Cash equivalents (investments with maturities of less than three months)
Commercial paper	598,297	11,914,066	7,873,946
Negotiable certificate of deposit	1,353	7,600,000	2,450,000
Time deposits	1,285,808	2,808,218	795,265

	1,885,458	22,322,284	11,119,211

	$10,844,060	$30,271,423	$20,608,465

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits as of balance sheet dates were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Bank deposits	0.00%-1.10%	0.00%-1.10%	0.00%-0.80%
Commercial paper	0.29%-0.32%	0.35%-0.41%	0.41%-0.49%
Negotiable certificate of deposit	1.36%	0.36%-0.45%	0.38%-0.65%
Time deposits	0.40%-2.60%	0.55%-3.80%	0.44%-4.70%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2016	December 31, 2015	September 30, 2015
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$227	$163	$25,753

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$9,568	$—	$—

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
September 30, 2016

Forward exchange contracts - buy	EUR/NT$	2016.12	EUR9,173/NT$331,444
Forward exchange contracts - buy	US$/NT$	2016.10	US$15,648/NT$491,763

December 31, 2015

Forward exchange contracts - buy	EUR/NT$	2016.03-06	EUR18,301/NT$658,545
Forward exchange contracts - buy	US$/NT$	2016.01	US$803/NT$26,403

September 30, 2015

Forward exchange contracts - buy	US$/NT$	2015.10	US$9,200/NT$298,250
Forward exchange contracts - buy	EUR/NT$	2015.10-12	EUR16,872/NT$606,855

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS - NONCURRENT

	September 30, 2016	December 31, 2015	September 30, 2015
Equity securities
Listed stocks	$2,544,826	$3,242,827	$3,049,696

The Company evaluated and concluded that there was no indication that available-for-sale financial assets were impaired; therefore, no impairment loss was recognized for the nine months ended September 30, 2016. CHI evaluated and concluded its available-for-sale financial assets were partially impaired and recorded an impairment loss of $25,910 thousand for the nine months ended September 30, 2015.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30, 2016	December 31, 2015	September 30, 2015
Corporate bonds	$2,940,517	$3,870,540	$4,473,187
Bank debentures	150,000	150,000	150,000

	$3,090,517	$4,020,540	$4,623,187

Current	$3,090,517	$1,880,739	$1,527,889
Noncurrent	—	2,139,801	3,095,298

	$3,090,517	$4,020,540	$4,623,187

The related information of corporate bonds and bank debentures as of balance sheet dates was as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Corporate bonds

Par value	$2,940,000	$3,865,000	$4,465,000

Nominal interest rate	1.18%-2.35%	1.18%-2.49%	1.18%-2.49%
Effective interest rate	1.15%-1.35%	1.15%-1.54%	1.15%-1.54%
Average remaining maturity life	0.42 year	1.04 years	1.07 years

Bank debentures

Par value	$150,000	$150,000	$150,000

Nominal interest rate	1.25%	1.25%	1.25%
Effective interest rate	1.25%	1.25%	1.25%
Average remaining maturity life	0.66 year	1.41 years	1.67 years

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2016	December 31, 2015	September 30, 2015
Trade notes and accounts receivable	$37,129,265	$28,260,527	$29,059,558
Less: Allowance for doubtful accounts	(1,414,772)	(1,334,477)	(1,237,433)

	$35,714,493	$26,926,050	$27,822,125

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Non-overdue	$34,068,461	$25,707,830	$26,607,626
Less than 30 days	1,023,820	732,711	717,429
31-60 days	451,070	346,275	371,385
61-90 days	308,862	241,097	222,532
91-120 days	166,322	192,601	128,750
121-180 days	132,963	121,705	64,260
More than 181 days	977,767	918,308	947,576

	$37,129,265	$28,260,527	$29,059,558

The above aging analysis was based on days overdue.

At balance sheet dates, the receivables that were past due but not impaired were considered recoverable by the management of the Company. The aging of these receivables as of balance sheet dates was as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Less than 30 days	$177,705	$127,884	$104,857
31-60 days	78,655	16,091	131,117
61-90 days	113,615	95,329	124,702
91-120 days	7,701	57,939	58,422
121-180 days	1,695	1,762	1,263
More than 181 days	12,147	19,823	23,108

	$391,518	$318,828	$443,469

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2015	$276,659	$772,743	$1,049,402
Add: Provision for doubtful accounts	20,858	309,423	330,281
Deduct: Amounts written off	—	(142,250)	(142,250)

Balance on September 30, 2015	$297,517	$939,916	$1,237,433

Balance on January 1, 2016	$364,841	$969,636	$1,334,477
Add: Provision for doubtful accounts	435,386	87,357	522,743
Deduct: Amounts written off	(274,185)	(168,263)	(442,448)

Balance on September 30, 2016	$526,042	$888,730	$1,414,772

11.	INVENTORIES

	September 30, 2016	December 31, 2015	September 30, 2015
Merchandise	$4,558,848	$5,848,527	$3,397,488
Project in process	1,005,749	697,181	972,438
Work in process	114,210	100,445	51,185
Raw materials	117,788	70,792	73,171

	5,796,595	6,716,945	4,494,282
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	74,038	64,512	63,359

	$7,869,366	$8,780,190	$6,556,374

The operating costs related to inventories were $14,299,678 thousand (including the valuation loss on inventories of $11,046 thousand) and $38,920,676 thousand (including the valuation loss on inventories of $167,990 thousand) for the three months and nine months ended September 30, 2016, respectively. The operating costs related to inventories were $10,008,765 thousand (including the valuation loss on inventories of $45,626 thousand) and $35,007,947 thousand (including the valuation loss on inventories of $136,982 thousand) for the three months and nine months ended September 30, 2015, respectively.

As of September 30, 2016, December 31, 2015 and September 30, 2015, inventories of $2,072,771 thousand, $2,063,245 thousand and $2,062,092 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress on September 30, 2016, December 31, 2015 and September 30, 2015 was for Qingshan Sec., Dayuan Dist., Taoyuan City project.

12.	PREPAYMENTS

	September 30, 2016	December 31, 2015	September 30, 2015 (Note 15)
Prepaid rents	$3,149,693	$3,275,192	$3,176,545
Prepaid salary and bonus	2,697,154	4,512	2,713,905
Others	3,466,685	3,001,135	2,989,520

	$9,313,532	$6,280,839	$8,879,970

Current
Prepaid salary and bonus	$2,697,154	$4,512	$2,713,905
Prepaid rents	1,067,555	1,032,869	1,105,619
Others	2,275,348	1,631,640	1,587,642

	$6,040,057	$2,669,021	$5,407,166

Noncurrent
Prepaid rents	$2,082,138	$2,242,323	$2,070,926
Others	1,191,337	1,369,495	1,401,878

	$3,273,475	$3,611,818	$3,472,804

13.	OTHER CURRENT MONETARY ASSETS

	September 30, 2016	December 31, 2015	September 30, 2015 (Note 15)
Time deposits and negotiable certificate of deposit with maturities of more than three months	$2,515,020	$2,285,682	$2,447,628
Others	1,633,837	1,015,101	1,508,795

	$4,148,857	$3,300,783	$3,956,423

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-3.40%	0.11%-3.50%	0.11%-2.95%

14.	FINANCIAL ASSETS CARRIED AT COST

	September 30, 2016	December 31, 2015	September 30, 2015
Non-listed stocks
Domestic	$1,951,127	$1,990,077	$2,015,341
Foreign	286,006	277,792	278,785

	$2,237,133	$2,267,869	$2,294,126

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 38). Since the fair value cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were measured at costs less any impairment losses at the balance sheet dates.

The Company disposed financial assets carried at cost with carrying amount of $6,328 thousand and $1,704 thousand and recognized the disposal gain of 259 thousand and the disposal loss of $419 thousand for the nine months ended September 30, 2016 and 2015, respectively.

The Company evaluated and concluded that there was no indication that financial assets carried at cost were impaired; therefore, no impairment loss was recognized for the nine months ended September 30, 2016.

The Company evaluated and concluded its financial assets carried at cost were partially impaired, and recorded an impairment loss of $81,269 thousand for the three months ended and nine months ended September 30, 2015.

15.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	September 30, 2016	December 31, 2015	September 30, 2015
SENAO	Taiwan	71%	71%	71%

	Profit Allocated to Noncontrolling Interests
	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
SENAO	$189,046	$74,563	$519,654	$349,519

	Accumulated Noncontrolling Interests
	September 30, 2016	December 31, 2015	September 30, 2015
SENAO	$4,088,024	$4,116,412	$3,911,973
Individually immaterial subsidiaries with noncontrolling interests	2,135,443	1,152,663	1,066,169

	$6,223,467	$5,269,075	$4,978,142

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intracompany eliminations.

	September 30, 2016	December 31, 2015	September 30, 2015
Current assets	$8,001,356	$7,422,739	$7,327,556
Noncurrent assets	2,629,640	2,783,123	2,798,340
Current liabilities	(4,799,209)	(4,324,620)	(4,501,569)
Noncurrent liabilities	(133,047)	(137,661)	(173,129)

Equity	$5,698,740	$5,743,581	$5,451,198

Equity attributable to the parent	$1,610,716	$1,627,169	$1,539,225
Equity attributable to noncontrolling interests	4,088,024	4,116,412	3,911,973

	$5,698,740	$5,743,581	$5,451,198

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Revenues and income	$9,229,869	$8,202,971	$25,690,698	$26,610,917
Costs and expenses	8,961,606	8,097,043	24,954,435	26,123,715

Profit for the period	$268,263	$105,928	$736,263	$487,202

Profit attributable to the parent	$79,217	$31,365	$216,609	$137,683
Profit attributable to noncontrolling interests	189,046	74,563	519,654	349,519

Profit for the period	$268,263	$105,928	$736,263	$487,202

Other comprehensive income (loss) attributable to the parent	$(5,950)	$9,804	$(14,573)	$4,750

Other comprehensive income (loss) attributable to noncontrolling interests	(14,628)	24,725	(35,833)	11,679

	$(20,578)	$34,529	$(50,406)	$16,429

Total comprehensive income attributable to the parent	$73,267	$41,169	$202,036	$142,433
Total comprehensive income attributable to noncontrolling interests	174,418	99,288	483,821	361,198

	$247,685	$140,457	$685,857	$503,631

	For the Nine Months Ended September 30
	2016	2015
Net cash flow from operating activities	$329,440	$2,059,795
Net cash flow from investing activities	98,346	27,055
Net cash flow from financing activities	(677,489)	(1,384,846)
Effect of exchange rate changes on cash and cash equivalents	(6,854)	1,923

Net cash inflow (outflow)	$(256,557)	$703,927

Dividends paid to noncontrolling interests	$526,436	$273,821

b.	Equity transactions with noncontrolling interests

SENAO purchased its treasury stock in June and July 2015 and the Company’s ownership interest in SENAO increased to 29.31%.

CHI disposed of some shares of CHPT in January 2015 and March 2016. Furthermore, CHI did not participate in the capital increase of CHPT in March 2016. Therefore, its ownership interest in CHPT decreased to 40.79%.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

	Nine Months Ended September 30
	2016		2015
	CHI Did Not Participate in the Capital Increase of CHPT	CHI Disposed Some Shares of CHPT	CHI Disposed Some Shares of CHPT	SENAO Purchased Its Treasury Stock
Cash consideration received from (paid to) noncontrolling interests	$1,175,509	$83,628	$45,128	$(492,770)
The proportionate share of the carrying amount of the net assets of the subsidiary transferred (to) from noncontrolling interests	(785,769)	(25,422)	(18,484)	416,451

Differences arising from equity transactions	$389,740	$58,206	$26,644	$(76,319)

(Continued)

	Nine Months Ended September 30
	2016		2015
	CHI Did Not Participate in the Capital Increase of CHPT	CHI Disposed Some Shares of CHPT	CHI Disposed Some Shares of CHPT	SENAO Purchased Its Treasury Stock
Line items for equity transactions adjustment

Additional paid-in capital - difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$—	$58,206	$26,644	$—

Additional paid-in capital - arising from changes in equities of subsidiaries	$389,740	$—	$—	$(14,021)

Unappropriated earnings	$—	$—	$—	$(62,298)

(Concluded)

c.	Business combinations

1)	Subsidiary acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
Youth Co., Ltd. and its subsidiaries	Sale and maintenance of information and communication technologies products	September 2, 2015	70	$135,450

Youth and its subsidiaries were acquired in cash in order to continue the expansion of SENAO’s activities in selling telecommunication products.

2)	Assets acquired and liabilities assumed at the date of acquisition

The fair values of the related assets and liabilities acquired through the acquisition of Youth and its subsidiaries that were adjusted and recognized at the date of acquisition were as follows.

Youth and Its Subsidiaries
Current assets
Cash and cash equivalents	$21,467
Accounts and other receivables	10,260
Inventories	29,944
Prepayments	5,549
Other current assets	5,735
Noncurrent assets
Property, plant and equipment	35,600
Intangible assets	259,000
Refundable deposits	21,800
Deferred income tax assets	3,678
Other noncurrent assets	32,209
Current liabilities
Short-term loans	(53,711)
Trade notes payable	(8,633)
Accounts and other payables	(74,603)
Other current liabilities	(80,494)
Noncurrent liabilities
Long-term loans	(39,655)
Deferred income tax liabilities	(44,030)
Other noncurrent liabilities	(10,000)

$114,116

The provisional amounts of the initial accounting for the acquisition of Youth and its subsidiaries on acquisition date were retrospectively adjusted by the Company. Items on consolidated balance sheets for the comparative period were adjusted and increased (decreased) by the following amounts:

September 30, 2015
Other receivables	$(12,210)

Prepayments	$(409)

Property, plant and equipment	$(25,720)

Goodwill	$(89,439)

Intangible assets	$237,112

Deferred income tax assets	$2,085

Other payables	$29,058

Deferred income tax liabilities	$44,030

Noncontrolling interest	$38,331

The retrospective adjustments of the initial accounting for the acquisition of Youth and its subsidiaries on the acquisition date did not have material impacts on the Company’s consolidated financial statements.

3)	Goodwill arising on acquisition

		Youth and its Subsidiaries
Consideration transferred		$135,450
Add:	Noncontrolling interest (30% of the recognized amounts of Youth and its subsidiaries’ identifiable net assets)	34,235
Less:	Fair value of identifiable net assets acquired	(114,116)

Goodwill arising on acquisition		$55,569

Goodwill that arose in the acquisition of Youth and its subsidiaries mainly included the amount in relation to the benefit of expected synergies from integrating the businesses of Youth and its subsidiaries into the Company that operate sales and maintenance of Apple’s products for many years. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets.

Goodwill arising from business combinations is not deductible for tax purposes.

4)	Net cash outflow on acquisition of subsidiaries

		Youth and its Subsidiaries
Consideration paid in cash		$135,450
Less:	Cash and cash equivalents acquired	(21,467)

		$113,983

5)	Impact of acquisitions on the results of the Company’s financial performance

The results of the acquired subsidiaries’ financial performances since the acquisition date to September 30, 2015 were as follows:

Youth and its Subsidiaries
Revenue	$29,433

Net loss	$208

Had these business combinations been in effect at the beginning of the annual reporting period, the Company’s pro-forma revenue would have been $56,237,663 thousand and $169,962,821 thousand, and the pro-forma net income would have been $11,935,121 thousand and $33,819,861 thousand for the three months and for the nine months ended September 30, 2015, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2015, nor is it intended to be a projection of future results.

In determining the pro-forma revenue and net income of the Company had Youth and its subsidiaries been acquired at the beginning of the reporting period, management calculated depreciation of plant and equipment and amortization of intangible assets acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30, 2016	December 31, 2015	September 30, 2015
Investments in associates	$2,505,369	$2,917,625	$2,901,666
Investments in joint ventures	15,939	227,379	229,575

	$2,521,308	$3,145,004	$3,131,241

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	September 30, 2016	December 31, 2015	September 30, 2015
Listed

Senao Networks, Inc. (“SNI”)	$793,598	$866,696	$808,747

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	549,651	494,727	648,858
International Integrated System, Inc. (“IISI”)	303,409	301,861	289,819
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	235,885	315,762	294,443
Skysoft Co., Ltd. (“SKYSOFT”)	146,048	137,792	137,108
So-net Entertainment Taiwan Limited (“So-net”)	115,320	105,844	103,314
KingwayTek Technology Co., Ltd. (“KWT”)	113,997	119,419	105,551
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	94,674	374,487	297,959
Taiwan International Ports Logistics Corporation (“TIPL”)	59,215	68,927	72,768
Click Force Co., Ltd. (“CF”)	37,320	38,914	39,581
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	26,354	41,922	51,636
HopeTech Technologies Limited (“HopeTech”)	21,827	35,938	35,304
Alliance Digital Tech Co., Ltd. (“ADT”)	8,071	15,336	16,578
MeWorks LIMITED (HK) (“MeWorks”)	—	—	—

	$2,505,369	$2,917,625	$2,901,666

At the end of the reporting periods, the percentages of ownership and voting rights in associates held by the Company were as follows:

	% of Ownership and Voting Rights
	September 30, 2016	December 31, 2015	September 30, 2015
Senao Networks, Inc. (“SNI”)	34	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
International Integrated System, Inc. (“IISI”)	33	33	33
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Skysoft Co., Ltd. (“SKYSOFT”)	30	30	30
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
KingwayTek Technology Co., Ltd. (“KWT”)	26	26	26
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Click Force Co., Ltd. (“CF”)	49	49	49
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	26	26	26
HopeTech Technologies Limited (“HopeTech”)	45	45	45
Alliance Digital Tech Co., Ltd. (“ADT”)	13	13	13
MeWorks LIMITED (HK) (“MeWorks”)	20	20	20

None of the above associates is considered individually material to the Company. Aggregate information of associates that are not individually material was as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
The Company’s share of the profit	$49,108	$208,262	$316,211	$715,790
The Company’s share of other comprehensive income (loss)	(2,394)	6,080	(3,768)	6,264

The Company’s share of total comprehensive income	$46,714	$214,342	$312,443	$722,054

The Level 1 fair values based on the closing market prices of SNI as of the balance sheet dates were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
SNI	$2,403,960	$3,556,203	$3,564,492

Chunghwa sold its partial ownership interest in KWT in January 2015. The gain on disposal of KWT was $7,409 thousand.

Sertec completed its liquidation in June 2015. The gain on disposal of Sertec was $649 thousand. CHI received the proceeds from disposal in July 2015.

CHI disposed all ownership interest in Panda Monium Company Ltd. in September 2015.

The Company’s share of profit (loss) and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

	Carrying Amount			% of Ownership and Voting Rights
	September 30, 2016	December 31, 2015	September 30, 2015	September 30, 2016	December 31, 2015	September 30, 2015
Non-listed

Huada Digital Corporation (“HDD”)	$—	$206,737	$209,105	50	50	50
Chunghwa Benefit One Co., Ltd. (“CBO”)	15,939	20,642	20,470	50	50	50

	$15,939	$227,379	$229,575

In March 2016, the stockholders of HDD approved that HDD would start its dissolution from March 31, 2016. The liquidation of HDD is still in process. Chunghwa received the proceeds from the liquidation and recognized the disposal loss of $409 thousand.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that was not material to the Company was as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
The Company’s share of loss	$(4,776)	$(8,619)	$(28,954)	$(27,257)
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$(4,776)	$(8,619)	$(28,954)	$(27,257)

The Company’s share of loss of joint ventures was recorded based on the reviewed financial statements.

17.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Cost

Balance on January 1, 2015	$102,773,786	$1,557,544	$67,600,416	$15,318,187	$695,075,672	$3,824,783	$8,643,904	$20,929,731	$915,724,023
Additions	—	—	25,399	26,846	75,805	—	120,478	13,145,693	13,394,221
Disposal	—	(94)	(107)	(665,152)	(10,188,911)	(41,495)	(330,179)	—	(11,225,938)
Effect of foreign exchange differences	—	—	—	833	71,989	53	1,956	—	74,831
Acquisitions through business combinations (Note 15)	19,042	—	6,762	—	—	—	39,260	—	65,064
Others	(80,769)	4,493	66,738	227,151	14,937,928	31,770	192,409	(15,576,491)	(196,771)

Balance on September 30, 2015	$102,712,059	$1,561,943	$67,699,208	$14,907,865	$699,972,483	$3,815,111	$8,667,828	$18,498,933	$917,835,430

Accumulated depreciation and impairment

Balance on January 1, 2015	$—	$(1,145,434)	$(23,202,169)	$(11,307,939)	$(568,767,123)	$(2,207,400)	$(6,443,615)	$—	$(613,073,680)
Depreciation Expenses	—	(40,295)	(945,492)	(1,106,626)	(19,840,253)	(452,875)	(509,275)	—	(22,894,816)
Disposal	—	94	107	656,206	10,176,922	41,444	263,403	—	11,138,176
Effect of foreign exchange differences	—	—	—	(707)	(15,581)	(52)	(1,895)	—	(18,235)
Acquisitions through business combinations (Note 15)	—	—	(1,115)	—	—	—	(28,349)	—	(29,464)
Others	—	757	36,225	(268)	(25,314)	(9,972)	(21,643)	—	(20,215)

Balance on September 30, 2015	$—	$(1,184,878)	$(24,112,444)	$(11,759,334)	$(578,471,349)	$(2,628,855)	$(6,741,374)	$—	$(624,898,234)

Balance on January 1, 2015, net	$102,773,786	$412,110	$44,398,247	$4,010,248	$126,308,549	$1,617,383	$2,200,289	$20,929,731	$302,650,343

Balance on September 30, 2015, net	$102,712,059	$377,065	$43,586,764	$3,148,531	$121,501,134	$1,186,256	$1,926,454	$18,498,933	$292,937,196

Cost

Balance on January 1, 2016	$102,747,140	$1,575,270	$67,789,742	$14,995,890	$705,371,587	$3,815,372	$8,736,898	$20,402,328	$925,434,227
Additions	—	—	12,926	25,479	110,173	—	107,226	10,591,984	10,847,788
Disposal	(1,645)	(6,290)	(34,887)	(1,042,104)	(8,378,331)	(30,672)	(218,297)	—	(9,712,226)
Effect of foreign exchange differences	—	—	—	(3,100)	(88,252)	23	(3,559)	—	(94,888)
Others	104	3,675	580	316,198	12,971,509	24,768	241,391	(13,510,210)	48,015

Balance on September 30, 2016	$102,745,599	$1,572,655	$67,768,361	$14,292,363	$709,986,686	$3,809,491	$8,863,659	$17,484,102	$926,522,916

Accumulated depreciation and impairment

Balance on January 1, 2016	$—	$(1,203,409)	$(24,420,559)	$(11,714,869)	$(582,205,048)	$(2,750,230)	$(6,740,966)	$—	$(629,035,081)
Depreciation expenses	—	(38,614)	(952,759)	(1,008,297)	(18,941,587)	(403,300)	(468,128)	—	(21,812,685)
Disposal	—	6,246	34,270	1,033,161	8,369,729	30,608	204,996	—	9,679,010
Effect of foreign exchange differences	—	—	—	2,313	20,268	(19)	3,609	—	26,171
Others	—	(165)	10,793	(63,377)	48,389	(8,441)	(17,807)	—	(30,608)

Balance on September 30, 2016	$—	$(1,235,942)	$(25,328,255)	$(11,751,069)	$(592,708,249)	$(3,131,382)	$(7,018,296)	$—	$(641,173,193)

Balance on January 1, 2016, net	$102,747,140	$371,861	$43,369,183	$3,281,021	$123,166,539	$1,065,142	$1,995,932	$20,402,328	$296,399,146

Balance on September 30, 2016, net	$102,745,599	$336,713	$42,440,106	$2,541,294	$117,278,437	$678,109	$1,845,363	$17,484,102	$285,349,723

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the nine months ended September 30, 2016 and 2015.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	2-10 years

18.	INVESTMENT PROPERTIES

Cost

Balance on January 1, 2015	$8,883,051
Disposal	(125)
Reclassification	216,361

Balance on September 30, 2015	$9,099,287

Accumulated depreciation and impairment

Balance on January 1, 2015	$(1,262,197)
Depreciation expense	(13,670)
Disposal	125
Reclassification	(23,414)

Balance on September 30, 2015	$(1,299,156)

Balance on January 1, 2015, net	$7,620,854

Balance on September 30, 2015, net	$7,800,131

Cost

Balance on January 1 and September 30, 2016	$9,057,992

Accumulated depreciation and impairment

Balance on January 1, 2016	$(1,155,587)
Depreciation expense	(14,054)

Balance on September 30, 2016	$(1,169,641)

Balance on January 1, 2016, net	$7,902,405

Balance on September 30, 2016, net	$7,888,351

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair value of the Company’s investment properties as of December 31, 2015 and 2014 was determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the abovementioned appraisal reports as the basis to determine the fair value as of September 30, 2016 and 2015 because there was no material change in the economic environment and the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Fair value	$17,694,498	$17,694,498	$17,641,948

Overall capital interest rate	1.49%-2.28%	1.49%-2.28%	1.54%-2.36%
Profit margin ratio	10%-20%	10%-20%	10%-20%
Discount rate	1.21%-1.28%	1.21%-1.28%	1.36%
Capitalization rate	0.44%-1.73%	0.44%-1.73%	0.44%-1.65%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost

Balance on January 1, 2015	$49,254,000	$3,192,652	$180,631	$150,565	$52,777,848
Additions-acquired separately	—	225,128	—	953	226,081
Disposal	—	(312,240)	—	(8)	(312,248)
Effect of foreign exchange difference	—	346	—	—	346
Acquisitions through business combinations (Note 15)	—	—	55,569	259,000	314,569
Others	—	6,504	—	—	6,504

Balance on September 30, 2015	$49,254,000	$3,112,390	$236,200	$410,510	$53,013,100

Accumulated amortization and impairment

Balance on January 1, 2015	$(8,103,833)	$(1,793,470)	$(18,055)	$(37,864)	$(9,953,222)
Amortization expenses	(1,877,975)	(424,040)	—	(5,492)	(2,307,507)
Disposal	—	312,220	—	8	312,228
Effect of foreign exchange difference	—	(245)	—	—	(245)
Others	—	102	—	—	102

Balance on September 30, 2015	$(9,981,808)	$(1,905,433)	$(18,055)	$(43,348)	$(11,948,644)

Balance on January 1, 2015, net	$41,150,167	$1,399,182	$162,576	$112,701	$42,824,626

Balance on September 30, 2015, net	$39,272,192	$1,206,957	$218,145	$367,162	$41,064,456

Cost

Balance on January 1, 2016	$59,209,000	$3,248,628	$236,200	$408,881	$63,102,709
Additions-acquired separately	—	109,581	—	4,197	113,778
Disposal	—	(114,729)	—	(41)	(114,770)
Effect of foreign exchange difference	—	(248)	—	—	(248)
Others	—	1,183	—	—	1,183

Balance on September 30, 2016	$59,209,000	$3,244,415	$236,200	$413,037	$63,102,652

(Continued)

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Accumulated amortization and impairment

Balance on January 1, 2016	$(10,607,800)	$(1,982,992)	$(18,055)	$(47,084)	$(12,655,931)
Amortization expenses	(2,081,141)	(419,701)	—	(17,163)	(2,518,005)
Disposal	—	114,729	—	41	114,770
Effect of foreign exchange difference	—	327	—	—	327

Balance on September 30, 2016	$(12,688,941)	$(2,287,637)	$(18,055)	$(64,206)	$(15,058,839)

Balance on January 1, 2016, net	$48,601,200	$1,265,636	$218,145	$361,797	$50,446,778

Balance on September 30, 2016, net	$46,520,059	$956,778	$218,145	$348,831	$48,043,813

(Concluded)

For long-term business development, Chunghwa participated in mobile broadband license (4G license) in 2.5 and 2.6 GHz bands bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fees amounting to $9,955,000 thousand in December 2015.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

20.	OTHER ASSETS

	September 30, 2016	December 31, 2015	September 30, 2015
Spare parts	$2,095,670	$1,875,759	$2,517,439
Refundable deposits	2,003,966	2,198,378	2,292,403
Other financial assets	1,000,000	1,000,000	1,000,000
Telecom licensee bid bond	—	—	1,000,000
Others	2,321,480	2,848,130	2,294,960

	$7,421,116	$7,922,267	$9,104,802

Current
Spare parts	$2,095,670	$1,875,759	$2,517,439
Others	368,798	460,162	362,363

	$2,464,468	$2,335,921	$2,879,802

(Continued)

	September 30, 2016	December 31, 2015	September 30, 2015
Noncurrent
Refundable deposits	$2,003,966	$2,198,378	$2,292,403
Other financial assets	1,000,000	1,000,000	1,000,000
Telecom license bid bond	—	—	1,000,000
Others	1,952,682	2,387,968	1,932,597

	$4,956,648	$5,586,346	$6,225,000

(Concluded)

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructures, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

For long-term business development, Chunghwa submitted an application to NCC for 4G license in 2.5 and 2.6 GHz frequency and had deposited $1,000,000 thousand as bid bond in September 2015 (see Note 19).

21.	HEDGING DERIVATIVE INSTRUMENTS

	September 30, 2016	December 31, 2015	September 30, 2015
Hedge on derivative financial assets

Cash flow hedge - forward exchange contracts	$30	$498	$15,144

Chunghwa’s hedge strategy is to enter forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers, and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. For the three months and nine months ended September 30, 2016, gain (loss) arising from changes in fair value of the hedged items recognized in other comprehensive income was $3,459 thousand and $(468) thousand, respectively. For the three months and nine months ended September 30, 2015, gain arising from changes in fair value of the hedged items recognized in other comprehensive income was 15,144 thousand and $15,427 thousand, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

For the nine months ended September 30, 2016, Chunghwa expected part of the equipment purchase transactions will not occur and reclassified the related net gain of $696 thousand arising from the forward exchange contracts of the aforementioned transactions from equity to profit or loss. No such situation occurred for the three months ended September 30, 2016 and for the nine months ended September 30, 2015.

The outstanding forward exchange contracts at the balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
September 30, 2016

Forward exchange contracts - buy	EUR/NT$	2016.12	EUR3,328/NT$117,259

December 31, 2015

Forward exchange contracts - buy	EUR/NT$	2016.03-06	EUR8,532/NT$306,435

September 30, 2015

Forward exchange contracts - buy	EUR/NT$	2015.12	EUR22,650/NT$825,609

Loss (gain) arising from the hedging derivative instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Construction in progress and advances related to acquisition of equipment	$5,929	$(41,226)	$4,326	$(34,588)

22.	SHORT-TERM LOANS

	September 30, 2016	December 31, 2015	September 30, 2015
Secured loans (Note 40)	$20,000	$—	$37,300
Unsecured loans	118,000	110,000	75,556

	$138,000	$110,000	$112,856

The annual interest rates of loans were as follows:

	September 30, 2016		December 31, 2015		September 30, 2015
Secured loans	1.98%		—		2.80	%-3.64%
Unsecured loans	1.95	%-2.35%	1.29	%-2.40%	2.15	%-2.99%

23.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	September 30, 2016	December 31, 2015	September 30, 2015
Secured loans (Note 40)	$1,600,000	$1,750,000	$1,880,731
Unsecured loans	—	—	11,332

	1,600,000	1,750,000	1,892,063
Less: Current portion of long-term loans	—	(7,692)	(61,268)

	$1,600,000	$1,742,308	$1,830,795

The annual interest rates of loans were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Secured loans	0.91%	1.11%-1.36%	1.11%-11.06%
Unsecured loans	—	—	2.60%-3.45%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED has made an early repayment of $50,000 thousand in April 2015. LED obtained another secured loan from Chang Hwa Bank in December 2012 in the amount of $400,000 thousand which will be due in December 2017; LED has made early repayments of $350,000 thousand and $50,000 thousand in 2013 and January 2015, respectively.

CHPT entered into a secured loan contract of $348,000 thousand with Bank of Taiwan in April 2014, interest will be paid monthly, amortization of principal will begin in May 2016, and the contract will expire in April 2029. CHPT made early repayments of $148,000 thousand, $50,000 thousand and $150,000 thousand from September to December 2014, in November 2015, and from March to April 2016, respectively.

Youth entered into secured loan contracts with several banks with principal and interest payable monthly from April 2014 to May 2018. As of September 30, 2015, the remaining balance for the loans was $39,223 thousand. The loans were repaid in December 2015.

Youth and ISPOT entered into an unsecured loan contract with Hua Nan Bank with principal and interest payable monthly from June 2012 to June 2017. As of September 30, 2015, the remaining balance for the loan was $11,332 thousand. The loan was repaid in December 2015.

Youth entered into loan contracts with IBT Leasing Co., Ltd. and Chailease Finance Co., Ltd. in February 2015 and June 2015 with principal and interest payable in 18 and 24 periods, and the due date for the loans are July 2016 and July 2017, respectively. Youyi entered into a loan contract with Chailease Finance Co., Ltd. in August 2015 with principal and interest payable monthly in 36 periods and the due date for the loan is September 2017. As of September 30, 2015, the remaining balance for the loans was $41,508 thousand. The loans were repaid in December 2015.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	September 30, 2016	December 31, 2015	September 30, 2015
Trade notes and accounts payable	$18,486,267	$16,300,993	$14,052,074

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	September 30, 2016	December 31, 2015	September 30, 2015 (Note 15)
Accrued salary and compensation	$7,757,749	$10,429,648	$8,160,564
Accrued remuneration to employees, directors and supervisors	1,667,986	2,190,085	1,662,216
Amounts collected for others	1,479,196	1,406,000	1,193,629
Accrued maintenance costs	1,090,384	997,833	1,030,832
Accrued franchise fees	999,740	1,401,490	1,054,730
Payables to equipment suppliers	893,634	1,540,532	841,038
Payables to contractors	596,921	1,451,584	848,342
Others	6,648,779	6,069,794	6,158,325

	$21,134,389	$25,486,966	$20,949,676

26.	PROVISIONS

	September 30, 2016	December 31, 2015	September 30, 2015
Warranties	$117,189	$213,114	$170,921
Employee benefits	32,720	30,108	25,009
Others	6,790	4,682	4,771

	$156,699	$247,904	$200,701

Current	$96,476	$189,746	$149,673
Noncurrent	60,223	58,158	51,028

	$156,699	$247,904	$200,701

	Warranties	Employee Benefits	Others	Total
Balance on January 1, 2015	$211,633	$55,569	$4,832	$272,034
Additional provisions recognized	58,111	5,720	—	63,831
Used during the period	(98,823)	(36,280)	(61)	(135,164)

Balance on September 30, 2015	$170,921	$25,009	$4,771	$200,701

(Continued)

	Warranties	Employee Benefits	Others	Total
Balance on January 1, 2016	$213,114	$30,108	$4,682	$247,904
Additional provisions recognized	53,665	3,260	2,418	59,343
Used during the period	(149,590)	(648)	(310)	(150,548)

Balance on September 30, 2016	$117,189	$32,720	$6,790	$156,699

(Concluded)

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

27.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards amounting to $813,671 thousand as of September 30, 2016.

28.	RETIREMENT BENEFIT PLANS

According to the Article 56 of the Labor Standards Law revised in February 2015, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year. Chunghwa contributed $8,842,925 thousand to its pension fund on March 31, 2016.

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2015 and 2014 were as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Operating costs	$433,078	$448,042	$1,299,936	$1,345,095
Marketing expenses	209,954	214,916	627,966	641,626
General and administrative expenses	38,470	41,413	116,135	123,464
Research and development expenses	24,165	25,375	73,083	76,464

	$705,667	$729,746	$2,117,120	$2,186,649

29.	EQUITY

a.	Share capital

1)	Common stocks

	September 30, 2016	December 31, 2015	September 30, 2015
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholder sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of September 30, 2016, the outstanding ADSs were 398,565 thousand common stocks, which equaled 39,856 thousand units and represented 5.14% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustment of additional paid-in capital for the nine months ended September 30, 2016 and 2015 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2015	$147,329,386	$43,648	$13,653	$—	$13,170	$20,648,078	$168,047,935
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	34,644	—	—	—	—	34,644
Partial disposal of interests in subsidiaries	—	—	—	26,644	—	—	26,644

(Continued)

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Other changes in additional paid-in capital in subsidiaries	$—	$—	$368	$—	$—	$—	$368
Subsidiary purchased its treasury stock	—	—	(14,021)	—	—	—	(14,021)

Balance on September 30, 2015	$147,329,386	$78,292	$—	$26,644	$13,170	$20,648,078	$168,095,570

Balance on January 1, 2016	$147,329,386	$78,053	$284	$26,644	$13,170	$20,648,078	$168,095,615
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(503)	—	—	—	—	(503)
Partial disposal of interests in subsidiaries	—	—	—	58,206	—	—	58,206
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	389,740	—	—	—	389,740
Share-based payment transactions of subsidiaries	—	—	6	—	—	—	6

Balance on September 30, 2016	$147,329,386	$77,550	$390,030	$84,850	$13,170	$20,648,078	$168,543,064

(Concluded)

Additional paid-in capital may be utilized to offset deficits. However, the additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits. Movements of additional paid-in capital from investments in associates and joint ventures accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

In accordance with the amendments to the Company Act of the ROC in May 2015, the recipients of dividends and bonuses are limited to stockholders and do not include employees. To comply with the above amendments to the Company Act of the ROC, amendments to the policy on dividend distribution and the addition of the policy on distribution of employees’ and directors’ compensation in Chunghwa’s Articles of Incorporation were approved by the stockholders in their meeting on June 24, 2016.

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, except when the accumulated amount of such legal reserve equals to the Company’s total authorized capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with the amended Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, and cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

Information on remuneration for the employees and directors accured based on the pre-amended and amended Chunghwa’s Articles of Incorporation, please refer to Note 31.a.7) - Employee benefit expenses.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident stockholders, all stockholders receiving the dividends are entitled to a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of the 2015 and 2014 earnings of Chunghwa approved by the stockholders in their meetings on June 24, 2016 and June 26, 2015 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2015	For Fiscal Year 2014	For Fiscal Year 2015	For Fiscal Year 2014
Legal reserve	$—	$680,743
Special reserve	—	(144,005)
Cash dividends	42,551,146	37,673,263	$5.49	$4.86

Information of the appropriation of Chunghwa’s earnings approved by the Board of Directors and stockholders is available on the Market Observation Post System website.

d.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	For the Nine Months Ended September 30
	2016	2015
Beginning balance	$90,964	$739,988
Unrealized loss on available-for-sale financial assets	(698,066)	(863,664)
Income tax relating to unrealized loss on available-for-sale financial assets	(90)	(2,749)
Amount reclassified from equity to profit or loss on impairment	—	23,060

Ending balance	$(607,192)	$(103,365)

e.	Noncontrolling interests

	For the Nine Months Ended September 30
	2016	2015
Beginning balance	$5,269,075	$5,085,185
Shares attributed to noncontrolling interests
Profit for the period	872,626	544,552
Exchange differences arising from the translation of the net investment in foreign operations	(39,524)	11,412
Unrealized gain on available-for-sale financial assets	65	1,998
Income tax relating to unrealized gain on available-for-sale financial assets	(11)	(339)
Share in other comprehensive income (loss) of associates accounted for using equity method	(1,922)	1,948
Cash dividends distributed by subsidiaries	(709,971)	(350,003)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	680	(2,123)
Partial disposal of interests in subsidiaries	25,422	18,484
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	785,769	—
Other changes in additional paid-in capital in subsidiaries	—	542
Share-based payment transactions of subsidiaries	16,961	43,443
Subsidiary purchased its treasury stock	—	(416,451)
Net increase in noncontrolling interests	4,297	39,494

Ending balance	$6,223,467	$4,978,142

30.	REVENUES

The main source of revenue of the Company includes various telecommunications services in many different streams, please refer to Note 44.

31.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Loss on disposal of property, plant and equipment	$(10,073)	$(42,604)	$(27,115)	$(86,366)
Loss on disposal of intangible assets	—	—	—	(20)

	$(10,073)	$(42,604)	$(27,115)	$(86,386)

2)	Other income

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Dividend income	$29,973	$60	$371,312	$218,232
Income from Piping Fund	—	—	201,248	200,000
Rental income	10,239	7,247	30,325	28,263
Others	250,556	43,974	458,534	128,177

	$290,768	$51,281	$1,061,419	$574,672

3)	Other gains and losses

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Net foreign currency exchange gains (losses)	$21,944	$(59,393)	$65,166	$48,542
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	5,190	26,755	(9,355)	25,753
Gain (loss) on disposal of investments accounted for using equity method	(409)	—	(409)	8,058
Gain (loss) on disposal of financial instruments	24	(179)	43	(419)
Impairment loss on investments accounted for using equity method	—	(8,189)	—	(8,189)
Impairment loss on available-for-sale financial assets	—	—	—	(25,910)
Impairment losses on financial assets carried at cost	—	(81,269)	—	(81,269)
Others	(14,163)	(10,010)	(35,857)	(167,105)

	$12,586	$(132,285)	$19,588	$(200,539)

4)	Impairment loss on financial instruments

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Notes and accounts receivable	$164,581	$156,745	$522,743	$330,281

Other receivables	$2,424	$8,897	$1,119	$25,320

Available-for-sale financial assets	$—	$—	$—	$25,910

Financial assets carried at cost	$—	$81,269	$—	$81,269

5)	Impairment loss on non-finacial assets

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Inventories	$11,046	$45,626	$167,990	$136,982

Investments accounted for using equity method	$—	$8,189	$—	$8,189

6)	Depreciation and amortization expenses

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Property, plant and equipment	$7,221,759	$7,489,112	$21,812,685	$22,894,816
Investment property	4,685	4,710	14,054	13,670
Intangible assets	865,976	768,077	2,518,005	2,307,507

Total depreciation and amortization expenses	$8,092,420	$8,261,899	$24,344,744	$25,215,993

Depreciation expenses summarized by functions
Operating costs	$6,760,823	$6,979,672	$20,389,951	$21,336,131
Operating expenses	465,621	514,150	1,436,788	1,572,355

	$7,226,444	$7,493,822	$21,826,739	$22,908,486

Amortization expenses summarized by functions
Operating costs	$782,068	$684,984	$2,259,002	$2,057,116
Marketing expenses	42,631	42,664	132,769	132,164

(Continued)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
General and administrative expenses	$31,395	$28,826	$96,524	$83,966
Research and development expenses	9,882	11,603	29,710	34,261

	$865,976	$768,077	$2,518,005	$2,307,507

(Concluded)

7)	Employee benefit expenses

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Post-employment benefit
Defined contribution plans	$137,259	$122,516	$402,757	$360,775
Defined benefit plans	705,667	729,746	2,117,120	2,186,649

	842,926	852,262	2,519,877	2,547,424

Share-based payment
Equity-settled share-based payment	5,650	14,481	16,967	43,443

Other employee benefit
Salaries	6,499,576	6,292,451	19,413,654	18,980,065
Insurance	663,981	671,538	1,983,252	1,981,137
Others	3,587,653	4,205,873	11,634,234	11,779,426

	10,751,210	11,169,862	33,031,140	32,740,628

Total employee benefit expenses	$11,599,786	$12,036,605	$35,567,984	$35,331,495

Summary by functions
Operating costs	$6,076,603	$6,482,178	$18,792,015	$19,002,812
Operating expenses	5,523,183	5,554,427	16,775,969	16,328,683

	$11,599,786	$12,036,605	$35,567,984	$35,331,495

In order to comply with the Company Act as amended in May 2015, the amendments to Chunghwa’s Articles of Incorporation was approved by the Chunghwa’s stockholders in their meeting on June 24, 2016 which stipulated to distribute employees’ compensation for the three months and nine months ended September 30, 2016, at the rates from 1.7% to 4.3% and remuneration to directors for the three months and nine months ended September 30, 2016, at the rate not higher than 0.17%, respectively, of pre-tax income. The compensation to the employees and remuneration to the directors for the three months and nine months ended September 30, 2015 were accured based on the pre-amended Chunghwa’s Articles of Incorporation at the rate from 2% to 5% and not higher than 0.2% of distributed earnings.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2015 and the bonus to the employees and remuneration to the directors of 2014 approved by the stockholders in their meeting on June 24, 2016 and June 26, 2015, respectively, were as follows. The compensation to the employees and remuneration to the directors of the 2015 were presented after the approval of amendments of Chunghwa’s Articles of Incorporation in stockholders’ meeting on June 24, 2016.

	2015	2014
	Cash Compensation	Cash Bonus
Compensation or bonus distributed to the employees	$1,927,518	$1,510,068
Remuneration paid to the directors	44,852	39,223

There was no difference between the initial accrual amounts and the amounts approved in stockholders’ meeting in 2016 and 2015 of the aforementioned compensation, bonuses to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation, bonuses and remuneration to directors and those approved by the Board of Directors and stockholders is available on the Market Observation Post System website.

b.	Reclassification adjustments of other comprehensive income (loss)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Unrealized gain (loss) on available-for-sale financial assets
Arising during the period	$(91,031)	$(505,140)	$(698,001)	$(864,516)
Reclassification adjustments
Upon impairment	—	—	—	25,910

	$(91,031)	$(505,140)	$(698,001)	$(838,606)

Cash flow hedges
Loss arising during the period	$(2,470)	$56,370	$(4,098)	$50,015
Reclassification adjustments included in profit or loss	—	—	(696)	—
Adjusted against the carrying amount of hedged items	5,929	(41,226)	4,326	(34,588)

	$3,459	$15,144	$(468)	$15,427

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Current tax
Current tax expenses recognized for the period	$1,920,478	$2,313,025	$4,878,731	$6,626,488
Income tax on unappropriated earnings	—	—	19,230	21,627
Income tax adjustments on prior years	7	5,055	4,469	(79,319)
Others	9,289	1,184	15,076	1,924

	1,929,774	2,319,264	4,917,506	6,570,720
Deferred tax
Deferred tax expenses recognized for the current period	31,782	(56,676)	1,557,790	(165,601)

Income tax recognized in profit or loss	$1,961,556	$2,262,588	$6,475,296	$6,405,119

b.	Income tax expense (benefit) recognized in other comprehensive income

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Deferred tax
Unrealized (gain) loss on available-for-sale financial assets	$(251)	$(724)	$101	$3,088

c.	The related information under the Integrated Income Tax System was as follows:

Unappropriated earnings information

As of September 30, 2016, December 31, 2015 and September 30, 2015, all Chunghwa’s unappropriated earnings are generated after the adoption of Integrated Income Tax System.

Imputation credit account

	September 30, 2016	December 31, 2015	September 30, 2015
Balance of Imputation Credit Account (“ICA”)	$3,128,641	$7,516,432	$3,607,009

The creditable ratios for distribution of earnings of 2015 and 2014 were 20.48%, respectively. Effective from January 1, 2015, the creditable ratio for individual stockholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law of the ROC.

d.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2014 (except 2013). Income tax returns of SENAO, CHPT, LED and Youth have been examined by the tax authorities through 2013. Income tax returns of CHIEF, CHSI, CHST, CHYP, Unigate, SFD, ISPOT, Youyi, SHE, CEI, CHI and HHI have been examined by the tax authorities through 2014. Income tax returns of CHI’s 2015 current final reports on total business income to liquidation date and on income earned from liquidation have been examined by the tax authorities.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,576,794	$11,801,308	$32,306,109	$33,353,542
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(136)	(356)	(402)	(533)

Net income used to compute the diluted earnings per share	$9,576,658	$11,800,952	$32,305,707	$33,353,009

Weighted Average Number of Common Stocks

(Thousand Shares)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447

(Continued)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Assumed conversion of all dilutive potential common stocks
Employee compensation	1,708	3,021	10,864	18,518

Weighted average number of common stocks used to compute the diluted earnings per share	7,759,155	7,760,468	7,768,311	7,775,965

(Concluded)

Becauce Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of compensation to be distributed to employees in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$76.10 (Original price $93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TSE on the higher of closing price or par value. The SENAO Plan have exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends. The options of SENAO Plan are valid for six years and the graded vesting schedule is that 50% of option granted will vest two years after the grant date, 75% of option granted will vest three years after the grant date and 100% of option granted will vest four years after the grant date.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation costs were $4,663 thousand and $13,989 thousand for the three months and nine months ended September 30, 2016, respectively. The recognized compensation costs were $14,481 thousand and $43,443 thousand for the three months and nine months ended September 30, 2015, respectively.

SENAO modified the plan terms of the outstanding stock options in July 2016, the exercise price changed from $81.40 to $76.10 per share. The modification did not cause any incremental fair value granted.

SENAO modified the plan terms of the outstanding stock options in August 2015, the exercise price changed from $84.30 to $81.40 per share. The modification did not cause any incremental fair value granted.

Information about SENAO’s outstanding stock options for the nine months ended September 30, 2016 and 2015 were as follows:

	For the Nine Months Ended September 30
	2016		2015
	Granted on May 7, 2013		Granted on May 7, 2013
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	7,787	$81.40	9,027	$84.30
Options exercised	—	—	—	—
Options forfeited	(919)	—	(978)	—

Options outstanding at end of the period	6,868	76.10	8,049	81.40

Options exercisable at end of the period	5,151	76.10	4,025	81.40

As of September 30, 2016, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$76.10	6,868	2.60	$76.10	5,151	$76.10

As of December 31, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$81.40	7,787	3.35	$81.40	4,049	$81.40

As of September 30, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$81.40	8,049	3.60	$81.40	4,025	$81.40

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2015.10.22	2015.10.22	2,000	$34.40 (Original price $43.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. Under the terms of the CHIEF Plan, the options are granted at an exercise price equal to $43.00. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

Stock options granted on October 22, 2015 applied IFRS 2. The recognized compensation cost were $987 thousand and $2,962 thousand for the three months and nine months ended September 30, 2016, respectively.

CHIEF modified the plan terms of the outstanding stock options in July 2016, the exercise price changed from $43.00 to $34.40 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the nine months ended September 30, 2016 was as follows:

	For the Nine Months Ended September 30, 2016
	Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	2,000	$43.00
Options forfeited	(44)	—

Options outstanding at end of the period	1,956	34.40

Option exercisable at end of the period	—	—

As of September 30, 2016, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	1,956	4.06	$34.40	—	$—

As of December 31, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$43.00	2,000	4.81	$43.00	—	$—

CHIEF used the fair value method to evaluate the options using the binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$39.55
Dividends yield	—
Risk-free interest rate	0.86%
Expected life	5 years
Expected volatility	21.02%
Weighted average fair value of grants (NT$)	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

c.	New shares reserved for subscription by employees under cash injection of CHPT

On December 8, 2015, the Board of Directors of CHPT approved the cash injection to issue 2,787 thousand shares and simultaneously reserved 418 thousand shares for subscription by employees according to the Company Act of the ROC. Furthermore, when the employees do not subscribe some or all of the shares, the Board of Directors of CHPT authorizes the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value in accordance with IFRS 2. The recognized compensation cost was $16 thousand for the three months ended March 31, 2016.

CHPT used the fair value method to evaluate the options granted to employees on March 10, 2016 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on March 10, 2016
Grant-date share price (NT$)	$302.46
Exercise price (NT$)	$360.00
Dividends yield	—
Risk-free interest rate	0.37%
Expected life	12 days
Expected volatility	37.43%
Weighted average fair value of grants (NT$)	$0.04

Expected volatility was based on the average annualized historical share price volatility of CHPT’s comparable companies before the grant date.

35.	NON-CASH TRANSACTIONS

For the nine months ended September 30, 2016 and 2015, the Company entered into the following non-cash investing activities:

	For the Nine Months Ended September 30
	2016	2015
Increase in property, plant and equipment	$10,847,788	$13,394,221
Movements on other payables	1,464,188	2,079,725

	$12,311,976	$15,473,946

36.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 39 to the consolidated financial statements, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Within one year	$3,018,462	$3,172,484	$2,919,366
Longer than one year but within five years	5,777,259	5,614,320	5,866,240
Longer than five years	1,049,322	1,185,763	1,240,328

	$9,845,043	$9,972,567	$10,025,934

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Within one year	$400,006	$398,832	$346,034
Longer than one year but within five years	591,255	526,686	571,750
Longer than five years	305,464	374,400	388,782

	$1,296,725	$1,299,918	$1,306,566

37.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, and proceeds from new debt or repayment of debt.

38.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of finanal assets and liablities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

September 30, 2016

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$2,940,517	$—	$2,949,542	$—
Bank debentures	150,000	—	150,782	—

	$3,090,517	$—	$3,100,324	$—

December 31, 2015

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$3,870,540	$—	$3,890,730	$—
Bank debentures	150,000	—	149,997	—

	$4,020,540	$—	$4,040,727	$—

September 30, 2015

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$4,473,187	$—	$4,492,105	$—
Bank debentures	150,000	—	150,982	—

	$4,623,187	$—	$4,643,087	$—

The Level 2 fair values are estimated using discounted cash flow models. The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments that are measured at fair values on a recurring basis

September 30, 2016

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss (FVTPL)
Derivative financial assets	$—	$227	$—	$227

Hedging derivative financial assets	$—	$30	$—	$30

Available-for-sale financial assets
Listed securities and fund Equity investments	$2,544,826	$—	$—	$2,544,826

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$9,568	$—	$9,568

December 31, 2015

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$163	$—	$163

Hedging derivative financial assets	$—	$498	$—	$498

Available-for-sale financial assets
Listed securities Equity investments	$3,242,827	$—	$—	$3,242,827

September 30, 2015

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$25,753	$—	$25,753

Hedging derivative financial assets	$—	$15,144	$—	$15,144

Available-for-sale financial assets
Domestic and foreign listed securities Equity investments	$3,049,696	$—	$—	$3,049,696

There were no transfers between Levels 1 and 2 for the nine months ended September 30, 2016 and 2015.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)	For derivative financial assets and liabilities of forward exchange contracts, fair values are estimated using discounted cash flow model. The model uses market-based observable inputs including foreign exchange rates, and forward and spot prices for currencies to project fair value.

Categories of Financial Instruments

	September 30, 2016	December 31, 2015	September 30, 2015 (Note 15)
Financial assets

Measured at FVTPL
Held for trading	$227	$163	$25,753
Hedging derivatives financial assets	30	498	15,144
Held-to-maturity financial assets	3,090,517	4,020,540	4,623,187
Loans and receivables (Note a)	53,731,528	63,738,690	56,743,424
Available-for-sale financial assets (Note b)	4,781,959	5,510,696	5,343,822

Financial liabilities

Measured at FVTPL
Held for trading	9,568	—	—
Measured at amortized cost (Note c)	36,983,214	36,365,152	32,169,863

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables.
Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.

Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payable and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is audited by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and to the Board of Directors if needed.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting periods are as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Assets
USD	$7,000,351	$4,596,220	$3,835,940
EUR	21,594	47,066	8,739
SGD	4,060	109,520	4,396
RMB	32,071	40,689	96,854
JPY	20,849	245,289	284,421
Liabilities
USD	7,034,097	4,171,693	3,922,714
EUR	666,867	1,292,838	661,413
SGD	622	2,553	2,047
RMB	53	67	—
JPY	9,404	13,983	25,734

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Assets
USD	$227	$149	$6,526
EUR	30	512	34,371
Liabilities
USD	1,321	—	—
EUR	8,247	—	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	For the Nine Months Ended September 30
	2016	2015
Profit or loss
Monetary assets and liabilities (a)
USD	$(1,687)	$(4,339)
EUR	(32,264)	(32,634)
SGD	172	117
RMB	1,601	4,843
JPY	572	12,934
Derivatives (b)
USD	(24,536)	15,120
EUR	(16,089)	31,145
Equity
Derivatives (c)
EUR	(5,837)	27,956

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the end of the reporting period;
b)	This is mainly attributable to the forward exchange contracts; and
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, it would have the equal but opposite effect on the pre-tax profit for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at balance sheet dates were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Fair value interest rate risk
Financial assets	$5,686,785	$26,237,631	$14,898,971
Financial liabilities	70,000	110,000	106,508
Cash flow interest rate risk
Financial assets	7,797,041	6,461,493	7,867,322
Financial liabilities	1,668,000	1,750,000	1,898,411

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income for the nine months ended September 30, 2016 would increase/decrease by $15,323 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term loan.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax for the nine months ended September 30, 2015 would increase/decrease by $14,922 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income would increase/decrease by $127,241 thousand as a result of the changes in fair value of available-for-sale financial assets for the nine months ended September 30, 2016.

Other comprehensive income would increase/decrease by $152,485 thousand as a result of the changes in fair value of available-for-sale financial assets for the nine months ended September 30, 2015.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More Than 5 Years	Total
September 30, 2016

Non-derivative financial liabilities
Non-interest bearing	—	$38,480,389	$—	$1,667,986	$4,522,574	$—	$44,670,949
Floating interest rate instruments	0.95	—	30,000	38,000	1,600,000	—	1,668,000
Fixed interest rate instruments	2.29	—	50,000	20,000	—	—	70,000

		$38,480,389	$80,000	$1,725,986	$6,122,574	$—	$46,408,949

December 31, 2015

Non-derivative financial liabilities
Non-interest bearing	—	$40,208,974	$—	$2,190,085	$4,725,826	$—	$47,124,885
Floating interest rate instruments	1.13	—	—	7,692	1,646,154	96,154	1,750,000
Fixed interest rate instruments	1.82	50,000	—	60,000	—	—	110,000

		$40,258,974	$—	$2,257,777	$6,371,980	$96,154	$48,984,885

September 30, 2015

Non-derivative financial liabilities
Non-interest bearing	—	$33,691,242	$—	$1,662,216	$4,634,266	$—	$39,987,724
Floating interest rate instruments	1.25	18,075	31,450	34,025	1,669,989	144,872	1,898,411
Fixed interest rate instruments	2.38	62,732	5,509	22,333	15,934	—	106,508

		$33,772,049	$36,959	$1,718,574	$6,320,189	$144,872	$41,992,643

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
September 30, 2016

Gross settled

Forward exchange contracts
Inflows	$490,669	$440,486	$—	$—	$931,155
Outflows	491,763	448,703	—	—	940,466

	$(1,094)	$(8,217)	$—	$—	$(9,311)

December 31, 2015

Gross settled

Forward exchange contracts
Inflows	$26,552	$473,437	$492,056	$—	$992,045
Outflows	26,403	476,337	488,644	—	991,384

	$149	$(2,900)	$3,412	$—	$661

September 30, 2015

Gross settled

Forward exchange contracts
Inflows	$304,776	$1,466,835	$—	$—	$1,771,611
Outflows	298,250	1,432,464	—	—	1,730,714

	$6,526	$34,371	$—	$—	$40,897

2)	Financing facilities

	September 30, 2016	December 31, 2015	September 30, 2015
Unsecured bank loan facility
Amount used	$118,000	$110,000	$128,396
Amount unused	46,229,983	41,278,250	45,343,144

	$46,347,983	$41,388,250	$45,571,540

Secured bank loan facility
Amount used	$1,631,085	$1,750,000	$1,835,015
Amount unused	233,915	200,000	200,000

	$1,865,000	$1,950,000	$2,035,015

39.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
HopeTech Technologies Limited	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Xiamen Sertec Business Technology Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
United Daily News Co., Ltd.	Investor of significant influence over SFD

b.	Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Associates	$55,595	$107,504	$222,153	$250,503
Joint ventures	1,207	2,445	5,804	6,267
Others	9,524	15,227	28,065	63,470

	$66,326	$125,176	$256,022	$320,240

	Operating Costs and Expenses
	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Associates	$330,223	$348,186	$1,007,878	$931,007
Joint ventures	2,844	604	7,540	1,001
Others	4,484	3,978	60,440	57,891

	$337,551	$352,768	$1,075,858	$989,899

2)	Non-operating transactions

	Non-operating Income and Expenses
	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Associates	$11,094	$9,002	$28,327	$27,478
Others	22	—	38	—

	$11,116	$9,002	$28,365	$27,478

3)	Receivables

	September 30, 2016	December 31, 2015	September 30, 2015
Associates	$12,792	$28,763	$53,468
Joint ventures	138	542	273
Others	7,222	12,751	10,267

	$20,152	$42,056	$64,008

4)	Payables

	September 30, 2016	December 31, 2015	September 30, 2015
Associates	$522,915	$601,730	$342,390
Joint ventures	320	4,849	5,340
Others	4,484	4,521	3,978

	$527,719	$611,100	$351,708

5)	Customers’ deposits

	September 30, 2016	December 31, 2015	September 30, 2015
Associates	$7,235	$10,965	$7,702
Joint ventures	640	—	—

	$7,875	$10,965	$7,702

6)	Acquisition of property, plant and equipment

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Associates	$67,313	$28,000	$67,313	$186,723
Joint ventures	—	1,731	6,869	10,303

	$67,313	$29,731	$74,182	$197,026

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the three months ended September 30, 2016 was $95,877 thousand, which consisted of an offsetting credit of the prepayment of $51,099 thousand and an additional accrual of $44,778 thousand. The total rental expense for the nine months ended September 30, 2016 was $299,607 thousand, which consisted of an offsetting credit of the prepayment of $153,299 thousand and an additional accrual of $146,308 thousand. The prepaid rents (classified as prepayments) as of balance sheet dates were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
Prepaid rents - current	$204,398	$204,398	$204,398
Prepaid rents - noncurrent	1,805,518	1,958,817	2,009,916

	$2,009,916	$2,163,215	$2,214,314

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel were as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Short-term employee benefits	$57,252	$51,482	$189,239	$165,381
Post-employment benefits	2,014	1,974	6,017	6,442
Share-based payment	444	1,333	1,335	3,997

	$59,710	$54,789	$196,591	$175,820

The remuneration of directors and key executives is mainly determined by the compensation committee having regard to the performance of individual and market trends.

40.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	September 30, 2016	December 31, 2015	September 30, 2015
Property, plant and equipment	$2,587,245	$3,101,079	$3,079,333
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	15,585	2,018	19,772

	$4,601,563	$5,101,830	$5,097,838

41.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

As of September 30, 2016, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $1,191,398 thousand.

b.	Acquisitions of telecommunications equipment of $14,017,027 thousand.

c.	Unused letters of credit amounting to $50,000 thousand.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

42.	SIGNIFICANT INFORMATION OF FOREIGN ASSETS AND LIABILITIES

The following information summarizes the disclosure of the currency which is other than functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency in the consolidated financial statements, which is NTD:

	September 30, 2016
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign assets

Monetary items
Cash
USD	$11,862	31.36	$371,987
EUR	616	35.08	21,594
SGD	133	22.97	3,049
RMB	6,857	4.677	32,071
JPY	53,619	0.311	16,676
Accounts receivable
USD	211,364	31.36	6,628,364
SGD	44	22.97	1,011
JPY	13,418	0.311	4,173
Non-monetary items
Investments accounted for using equity method
USD	696	31.36	21,827
SGD	23,929	22.97	549,651
VND	184,199,003	0.00128	235,885

Foreign liabilities

Monetary items
Accounts payable
USD	224,302	31.36	7,034,097
EUR	19,010	35.08	666,867
SGD	27	22.97	622
RMB	11	4.677	53
JPY	30,238	0.311	9,404

	December 31, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign assets

Monetary items
Cash
USD	$12,860	32.825	$422,132
EUR	1,304	35.88	46,793
SGD	4,656	23.25	108,244
RMB	8,174	4.978	40,689
JPY	888,019	0.273	242,429

(Continued)

	December 31, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Accounts receivable
USD	$127,162	32.825	$4,174,088
EUR	8	35.88	273
SGD	55	23.25	1,276
JPY	10,477	0.273	2,860
Non-monetary items
Investments accounted for using equity method
USD	1,133	32.825	35,938
SGD	21,279	23.25	494,727
VND	223,944,681	0.00141	315,762

Foreign liabilities

Monetary items
Accounts payable
USD	127,089	32.825	4,171,693
EUR	36,032	35.88	1,292,838
SGD	110	23.25	2,553
RMB	14	4.978	67
JPY	51,219	0.273	13,983

(Concluded)

	September 30, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign currencies assets

Monetary items
Cash
USD	$9,314	32.87	$306,163
EUR	188	36.92	6,942
SGD	132	23.10	3,060
RMB	18,761	5.162	96,854
JPY	1,028,983	0.2739	281,839
Accounts receivable
USD	107,386	32.87	3,529,777
EUR	49	36.92	1,797
SGD	58	23.10	1,336
JPY	9,429	0.2739	2,582
Non-monetary items
Investments accounted for using equity method
USD	1,066	32.87	35,304
SGD	28,089	23.10	648,858
VND	208,824,823	0.00141	294,443

(Continued)

	September 30, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign currencies liabilities

Monetary items
Accounts payable
USD	$119,340	32.87	$3,922,714
EUR	17,915	36.92	661,413
SGD	89	23.10	2,047
JPY	93,955	0.2739	25,734

(Concluded)

The unrealized foreign currency exchange gains and losses were gain of $15,009 thousand and loss of $105,050 thousand for the three months ended September 30, 2016 and 2015, respectively. The unrealized foreign currency exchange gains were $29,936 thousand and $68,734 thousand for the nine months ended September 30, 2016 and 2015, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed on the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries and associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 7.

j.	Derivative financial instruments transactions: Please see Notes 7, 21 and 38.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

44.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
For the three months ended September 30, 2016

Revenues
From external customers	$18,813,855	$27,795,181	$6,962,399	$3,947,287	$999,257	$58,517,979
Intersegment revenues	5,554,025	611,914	1,176,733	685,011	1,059,045	9,086,728

Segment revenues	$24,367,880	$28,407,095	$8,139,132	$4,632,298	$2,058,302	67,604,707

Intersegment elimination						(9,086,728)

Consolidated revenues						$58,517,979

Segments operating costs and expenses	$16,625,812	$20,583,677	$3,272,439	$4,109,627	$2,425,350	$47,016,905

Segment income before income tax	$6,374,168	$3,002,330	$2,695,879	$112,952	$(305,445)	$11,879,884

For the Nine Months Ended September 30, 2016

Revenues
From external customers	$55,025,795	$82,430,795	$20,487,114	$10,982,240	$2,731,620	$171,657,564
Intersegment revenues	16,816,905	1,892,891	3,478,727	2,004,051	2,907,321	27,099,895

Segment revenues	$71,842,700	$84,323,686	$23,965,841	$12,986,291	$5,638,941	198,757,459

Intersegment elimination						(27,099,895)

Consolidated revenues						$171,657,564

(Continued)

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Segments operating costs and expenses	$48,531,413	$57,316,094	$9,483,479	$10,968,848	$7,180,453	$133,480,287

Segment income before income tax	$19,413,784	$12,705,128	$7,825,926	$726,150	$(1,016,957)	$39,654,031

For the three months ended September 30, 2015

Revenues
From external customers	$17,911,225	$27,285,814	$6,418,305	$3,810,018	$752,286	$56,177,648
Intersegment revenues	4,998,065	844,670	1,159,736	527,911	708,321	8,238,703

Segment revenues	$22,909,290	$28,130,484	$7,578,041	$4,337,929	$1,460,607	64,416,351

Intersegment elimination						(8,238,703)

Consolidated revenues						$56,177,648

Segments operating costs and expenses	$16,355,577	$17,173,376	$3,016,344	$3,496,298	$2,055,914	$42,097,509

Segment income before income tax	$5,196,341	$6,731,990	$2,569,724	$356,889	$(624,667)	$14,230,277

For the nine months ended September 30, 2015

Revenues
From external customers	$53,208,188	$83,795,893	$18,959,771	$11,538,693	$2,068,503	$169,571,048
Intersegment revenues	15,965,205	2,614,313	3,468,738	1,519,832	2,247,923	25,816,011

Segment revenues	$69,173,393	$86,410,206	$22,428,509	$13,058,525	$4,316,426	195,387,059

Intersegment elimination						(25,816,011)

Consolidated revenues						$169,571,048

Segments operating costs and expenses	$47,643,756	$57,266,579	$8,794,923	$10,754,916	$6,004,644	$130,464,818

Segment income before income tax	$17,324,156	$16,095,377	$7,273,242	$734,469	$(1,124,031)	$40,303,213

(Concluded)

Main Products and Service Revenues:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Mobile services revenue	$19,681,670	$20,523,959	$59,421,988	$60,594,075
Local telephone and domestic long distance telephone services revenue	8,670,484	9,299,193	26,087,873	27,707,981
Sales of products	7,812,820	6,522,423	22,130,488	22,595,778
Broadband access and domestic leased line services revenue	5,817,765	5,860,149	17,479,725	17,742,846
Internet services revenue	5,252,231	4,959,062	15,656,336	14,780,189
International network and leased telephone services revenue	2,849,514	2,857,874	8,156,075	8,604,923
Others	8,433,495	6,154,988	22,725,079	17,545,256

	$58,517,979	$56,177,648	$171,657,564	$169,571,048

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Youth Co., Ltd.	b	$568,593	$200,000	$200,000	$—	$—	3.52	$2,842,965	Yes	No	No	Notes 3 and 4
		ISPOT Co., Ltd.	c	568,593	150,000	150,000	150,000	—	2.64	2,842,965	Yes	No	No	Notes 3 and 4
		Aval Technologies Co., Ltd.	b	568,593	300,000	300,000	300,000	—	5.28	2,842,965	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.
b.	Majority owned subsidiary.
c.	The Company and subsidiary owns over 50% ownership of the investee company.
d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
e.	Guaranteed by the Company according to the construction contract.
f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.
Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	$1,789,530	12	$—	—
	Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	229,379	4	—	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	5,252	52,520	17	—	—
	Global Mobile Corp.	—	Financial assets carried at cost	7,617	—	3	—	—
	iD Branding Ventures	—	Financial assets carried at cost	38	375	8	—	—
	Innovation Works Limited	—	Financial assets carried at cost	1,000	31,390	2	—	—
	RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets carried at cost	1,200	12,000	2	—	—
	China Airlines Ltd.	—	Available-for-sale financial assets-Noncurrent	263,622	2,464,867	5	2,464,867	Note 2

	Bonds
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	50,083	—	50,143	Note 3
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	100,169	—	100,285	Note 3
	Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	200,311	—	200,461	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	50,003	—	50,024	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	150,016	—	150,071	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	300,053	—	300,364	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	100,016	—	100,121	Note 3
	Chinese Petroleum Corporation 2nd unsecured Corporate Bonds-A Issue in 2012	—	Held-to-maturity financial assets	—	199,962	—	201,371	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,986	—	100,447	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,995	—	40,179	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,984	—	100,570	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,986	—	200,504	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2016				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	$99,992	—	$100,252	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,019	—	200,504	Note 3
	TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,965	—	201,386	Note 3
	TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,961	—	200,640	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000	—	300,985	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,004	—	150,529	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,006	—	100,353	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,006	—	100,353	Note 3
	Eximbank 19-2nd unsecured Financial Debenture	—	Held-to-maturity financial assets	—	150,000	—	150,782	Note 3

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	—	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	—	—

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets carried at cost	4,571	73,964	11	—	—
	iD Branding Ventures	—	Financial assets carried at cost	13	125	3	—	—
	VisEra Technologies Company Ltd.	—	Financial assets carried at cost	334	7,167	—	—	—
	PChome Store Inc.	—	Available-for-sale financial assets	280	30,424	1	30,424	Note 2
	Tons Lightology Inc.	—	Available-for-sale financial assets	1,344	49,535	3	49,535	Note 2

Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost	—	25,237	5	—	—

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment loss; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated impairment loss.
Note 2:	Fair value was based on the closing price on September 30, 2016.
Note 3:	Fair value was based on the average trading price on September 30, 2016.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
Chunghwa Telecom Co., Ltd.	Bonds
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	—	—	—	$ 400,000 (Note 2)	—	$—	—	$—	$ 400,000 (Note 2)	$—	—	$—

Note 1:	Showing at their original investing amounts without adjustments for fair values.
Note 2:	Showing at their nominal amounts.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
Chunghwa Precision Test Tech Co., Ltd.	Land	September 8, 2016	$790,758	The down payment of $118,610 was paid	Individual	—	—	—	—	$—	In accordance with land appraisal report	Manufacturing purpose	None

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$535,904	—	30 days	$—	—	$140,182	—
			Purchase	8,043,462	9	30-90 days	—	—	(1,676,089)	(9)
	CHIEF Telecom Inc.	Subsidiary	Sales	280,147	—	30 days	—	—	42,290	—
			Purchase	234,862	—	60 days	—	—	(42,348)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	638,786	1	30 days	—	—	(284,914)	(2)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	3,293,523	4	30-60 days	—	—	(853,610)	(5)
	Donghwa Telecom Co., Ltd.	Subsidiary	Purchase	311,403	—	90 days	—	—	(62,256)	—
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	249,245	—	90 days	—	—	(93,215)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Sales	119,225	—	30 days	—	—	65,038	—
			Purchase	142,195	—	90 days	—	—	(84,532)	—
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	299,607	—	30 days	—	—	(48,770)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	391,057	—	30-90 days	—	—	(293,862)	(2)
	So-net Entertainment Taiwan Limited	Associate	Sales	157,905	—	60 days	—	—	248	—
	International Integrated System, Inc.	Associate	Purchase	109,519	—	30 days	—	—	(48,002)	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	8,164,034	32	30-90 days	—	—	1,687,056	66
			Purchase	328,388	2	30 days	—	—	(127,012)	(4)
	HopeTech Technologies Limited	Associate	Purchase	173,645	1	30 days	—	—	(29,307)	(1)
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	234,862	16	60 days	—	—	42,348	24
			Purchase	279,640	28	30 days	—	—	(42,197)	(42)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	908,674	85	30 days	—	—	284,914	78
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,293,523	100	30-60 days	—	—	853,610	100
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	311,403	40	90 days	—	—	62,256	82
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	249,245	55	90 days	—	—	93,215	85
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	142,195	19	90 days	—	—	84,532	27
			Purchase	119,225	17	30 days	—	—	(65,038)	(25)

Note 1:	Purchase included acquisition of services costs.
Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.
Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.
Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 5:	All intra-company transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$556,909 (Note 2)	11.83	$—	—	$556,259	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	2,207,950 (Note 2)	7.73	—	—	1,164,484	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	284,914 (Note 2)	4.12	—	—	86,427	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	855,686 (Note 2)	7.01	—	—	464,059	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2016			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2016	December 31, 2015	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	29	$1,647,732	$740,157	$209,623	Subsidiary (Note 9)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,848,192	4,177	4,225	Subsidiary (Note 9)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,568,890	34,195	34,195	Subsidiary (Note 9)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	798,600	88,646	88,646	Subsidiary (Note 9)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunication equipment	838,506	838,506	60,000	100	686,428	(9,588)	10,788	Subsidiary (Note 9)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	482,165	482,165	41,357	69	746,165	233,384	162,630	Subsidiary (Note 9)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	1,306,930	212,647	188,639	Subsidiary (Note 9)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	231,125	(4,877)	(4,877)	Subsidiary (Note 9)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services	180,000	180,000	18,000	100	359,991	146,627	146,627	Subsidiary (Note 9)
	Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	182,051	13,848	13,850	Subsidiary (Note 9)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	128,022	381	381	Subsidiary (Note 9)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	168,921	19,958	21,649	Subsidiary (Note 9)
	Spring House Entertainment Tech. Inc.	Taiwan	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	62,209	62,209	10,277	56	91,891	(5,670)	(3,117)	Subsidiary (Note 9)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Agency, production and sale of electronic components and finished products	70,500	—	7,050	75	71,881	15,837	12,240	Subsidiary (Note 9)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	67,658	5,236	3,403	Subsidiary (Note 9)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	47,736	3,535	3,535	Subsidiary (Note 9)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(4,995)	(13,695)	(6,684)	Subsidiary (Note 9)
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary (Notes 3 and 9)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	303,409	53,375	18,019	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	235,885	49,163	14,756	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	94,674	52,144	78,290	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2016			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2016	December 31, 2015	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	$67,025	$67,025	4,438	30	$146,048	$28,703	$9,268	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	115,320	31,590	9,477	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	69,013	5,022	26	113,997	(22,083)	(5,627)	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	59,215	(36,487)	(9,712)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	18	16,511	(60,086)	(10,816)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	30,000	30,000	3,000	13	8,071	(54,505)	(7,265)	Associate
	Huada Digital Corporation	Taiwan	Providing software service	—	250,000	—	50	—	(51,590)	(24,220)	Joint venture (Note 5)
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	50,000	5,000	50	15,939	(9,469)	(4,734)	Joint venture
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	793,598	429,271	145,062	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	569,763	(36,688)	(36,881)	Subsidiary (Note 9)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	8	9,843	(60,086)	(4,752)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	335,450	335,450	13,780	89	284,948	(28,135)	(33,122)	Subsidiary (Note 9)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	60,000	60,000	6,000	100	59,086	(118)	(118)	Subsidiary (Note 9)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service	2,000	2,000	200	100	1,177	(124)	(124)	Subsidiary (Note 9)
	Chief International Corp.	Samoa Islands	Telecommunication and internet service	6,068	6,068	200	100	38,440	6,370	6,370	Subsidiary (Note 9)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	17,916	(301)	(301)	Subsidiary (Note 9)
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	E-book publishing and copyright negotiation of digital music	—	10,000	—	—	—	118	118	Subsidiary (Notes 6 and 9)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	549,651	208,711	79,310	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	199,736	203,443	12,558	41	1,051,454	466,364	196,046	Subsidiary (Note 9)
	Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	—	46,035	—	—	—	(27)	(27)	Subsidiary (Notes 8 and 9)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	20,000	20,000	2,180	4	36,041	233,384	8,472	Associate (Note 9)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	43,609	740,157	2,620	Associate (Note 9)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	12,636	12,636	400	100	18,822	3,985	3,985	Subsidiary (Note 9)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,195	104	104	Subsidiary (Note 9)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	54,450	2,970	1,700	100	53,648	1,285	1,285	Subsidiary (Note 9)
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	231,125	(4,877)	(4,877)	Subsidiary (Note 9)
	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2016			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2016	December 31, 2015	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	$2,393,646	$2,393,646	80,440	100	$532,545	$(38,643)	$(38,643)	Subsidiary (Note 9)
	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	21,177	21,177	5,240	45	23,270	4,317	1,943	Associate
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	—	—	—	—	—	—	—	Subsidiary (Notes 7 and 9)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	23,021	—	100	26,821	(7,218)	(7,570)	Subsidiary (Note 9)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	6,920	6,920	—	100	1,970	(78)	(230)	Subsidiary (Note 9)
Chunghwa International Yellow Pages Co., Ltd.	Click Force Marketing Company	Taiwan	Advertising services	44,607	44,607	1,078	49	37,320	20	(1,594)	Associate

Note 1:	The amounts were based on reviewed financial statements.
Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of September 30, 2016.
Note 4:	Investment in mainland China is included in Table 8.
Note 5:	In March 2016, the stockholders of Huada Digital Corporation approved that Huada Digital Corporation would start its dissolution from March 31, 2016. The liquidation of HDD is still in process.
Note 6:	Ceylon Innovation Co., Ltd.’s liquidation was completed in August 2016 and Spring House Entertainment Tech Inc. received the proceeds from the liquidation.
Note 7:	CHI One Investment Co., Limited completed its liquidation in July 2016 and Chunghwa Investment Holding Co., Ltd. received the proceeds from the liquidation.
Note 8:	Chunghwa Investment Holding Co., Ltd.’s dissolution was approved in August 2016 and the liquidation was completed in September 2016. Chunghwa Investment Co., Ltd. received the proceeds from the liquidation.
Note 9:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2016	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2016	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2016	Accumulated Inward Remittance of Earnings as of September 30, 2016	Note
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	$47,321	2	$47,321	$—	$—	$47,321	$(301)	100	$(301)	$17,916	$—	Notes 8 and 11
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	1,073,170	2	1,073,170	—	—	1,073,170	(1,560)	100	(1,560)	195,570	—	Note 11
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(38,897)	100	(38,897)	173,272	—	Note 11
Senao International Trading (Shanghai) Co., Ltd. (Note 12)	Maintenance of information and communication technologies products	87,540	2	87,540	—	—	87,540	1,037	100	1,037	72,831	—	Note 11
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	780	100	780	87,651	—	Note 11
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	518	100	518	64,211	—	Note 11
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	(7,298)	75	(5,473)	121,548	—	Notes 9 and 11
Hua-Xiong Information Technology Co., Ltd.	Providing intelligent buildings and smart home services	56,386	2	28,855	—	20,779	—	(810)	51	(413)	—	—	Notes 10 and 11
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	2,970	2	2,970	—	—	2,970	1,257	100	1,257	3,448	—	Note 11

(Continued)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2016	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2016	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2016	Accumulated Inward Remittance of Earnings as of September 30, 2016	Note
					Outflow	Inflow
Shanghai Chief Telecom Co., Ltd.	Telecommunication and internet service	$10,150	1	$4,973	$—	$—	$4,973	$794	49	$389	$4,026	$—	Note 11

Investee	Accumulated Investment in Mainland China as of September 30, 2016	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$354,526
SENAO and its subsidiaries (Note 6)	2,380,284	2,380,284	3,427,738
Chunghwa Telecom (China) Co., Ltd. (Note 7)	177,176	177,176	—
Jiangsu Zhenghua Information Technology Company, LLC (Note 7)	142,057	142,057	—
Shanghai Taihua Electronic Technology Limited (Note 4)	2,970	97,965	1,848,568
Shanghai Chief Telecom Co., Ltd. (Note 5)	4,973	4,973	596,214

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.
b.	Investments through a holding company registered in a third region.
c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.
Note 6:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.
Note 7:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Chunghwa is not subjective to the limited amount due to the operating headquarters documents issued by Industrial Development Bureau.
Note 8:	Glory Network System Service (Shanghai) Co., Ltd. was approved to end its business and dissolve. The liquidation of Glory Network System Service (Shanghai) Co., Ltd. is still in progress.
Note 9:	Jiangsu Zhenhua Information Technology Company, LLC. was approved to end its business and dissolve in May 2016. The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. is still in process.
Note 10:	Hua-Xiong Information Technology Co., Ltd.’s dissolution was approved by local regulator in March 2016. Hua-Xiong Information Technology Co., Ltd. completed its liquidation and annulled its company registration in May 2016. Chunghwa Hsingta Co., Ltd. received the proceeds from the liquidation.
Note 11:	The amount was eliminated upon consolidation.
Note 12:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2016	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$140,182	—	—
					Accrued custodial receipts	416,727	—	—
					Accounts payable	1,676,089	—	—
					Amounts collected for others	531,982	—	—
					Revenues	535,904	—	—
					Operating costs and expenses	8,043,462	—	5
			CHIEF Telecom Inc.	a	Accounts receivable	42,290	—	—
					Accounts payable	42,348	—	—
					Revenues	280,147	—	—
					Operating costs and expenses	234,862	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts payable	25,448	—	—
					Amounts collected for others	70,479	—	—
					Revenues	19,465	—	—
					Operating costs and expenses	84,607	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	14,619	—	—
					Accounts payable	284,914	—	—
					Operating costs and expenses	638,786	—	—
					Inventories	45,988	—	—
					Prepayments	107,973	—	—
					Property, plant and equipment	114,218	—	—
					Intangible assets	40,603	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	19,238	—	—
					Accounts payable	93,215	—	—
					Revenues	34,926	—	—
					Operating costs and expenses	249,245	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	50,146	—	—
					Accounts payable	62,256	—	—
					Revenues	93,772	—	—
					Operating costs and expenses	311,403	—	—
			Spring House Entertainment Tech. Inc.	a	Amounts collected for others	10,893	—	—
					Revenues	11,038	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	18,773	—	—
					Revenues	20,876	—	—
					Operating costs and expenses	53,268	—	—
			Light Era Development Co., Ltd.	a	Inventories	55,363	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	$65,038	—	—
					Accounts payable	84,532	—	—
					Revenues	119,225	—	—
					Operating costs and expenses	142,195	—	—
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	13,998	—	—
					Operating costs and expenses	16,142	—	—
					Inventories	15,828	—	—
					Property, plant and equipment	27,504	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	853,610	—	—
					Revenues	34,165	—	—
					Operating costs and expenses	3,293,523	—	2
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	70,724	—	—
	2	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	c	Prepayments	15,269	—	—
	3	Chunghwa Telecom Singapore Pte., Ltd.	Donghwa Telecom Co., Ltd.	c	Prepayments	22,628	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2016, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the nine months ended September 30, 2016.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)